Filed Pursuant to Rule 424(b)(3)
Registration No. 333-129842

PROSPECTUS SUPPLEMENT NO. 10

To Prospectus dated May 12, 2009

Computer Software Innovations, Inc.

13,252,672 SHARES OF COMMON STOCK

This Prospectus Supplement supplements the Prospectus dated May 12, 2009, as amended and supplemented, relating to the offer and sale by the selling stockholder identified in the Prospectus of up to 13,252,672 shares of common stock of Computer Software Innovations, Inc. (the “Company”).

This Prospectus Supplement includes the Company’s Form 8-K dated May 14, 2010 filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2010, its Form 10-Q (without exhibits) dated March 31, 2010 filed with the Commission on May 14, 2010, and its Form 8-K dated May 12, 2010 filed with the Commission on May 18, 2010.

The information contained in the report included in this Prospectus Supplement is dated as of the date set forth in such report. This Prospectus Supplement should be read in conjunction with the Prospectus dated May 12, 2009, as supplemented on April 22, 2010, April 14, 2010, April 1, 2010, March 9, 2010, December 23, 2009, November 19, 2009, September 25, 2009, August 14, 2009 and May 20, 2009, which Prospectus Supplements are to be delivered with this Prospectus Supplement. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus dated May 12, 2009, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 10 is June 23, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) May 14, 2010

COMPUTER SOFTWARE INNOVATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

000-51758	98-0216911
(Commission File Number)	(IRS Employer Identification No.)

900 East Main Street, Suite T, Easley, South Carolina	29640
(Address of principal executive offices)	(Zip Code)

(864) 855-3900

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition.

On May 14, 2010, Computer Software Innovations, Inc. issued a press release announcing its financial results for the first quarter ended March 31, 2010. A copy of the press release is furnished herewith as Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

The following exhibit is furnished as part of this report:

Exhibit Number	Description

99.1	Press Release dated May 14, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER SOFTWARE INNOVATIONS, INC.

By:	/s/ DAVID B. DECHANT
David B. Dechant
Chief Financial Officer

Dated: May 14, 2010

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press Release dated May 14, 2010

Exhibit 99.1

COMPUTER SOFTWARE INNOVATIONS, INC. ANNOUNCES FIRST QUARTER

2010 FINANCIAL RESULTS

EASLEY, SC – (MARKET WIRE) – May 14, 2010 – Computer Software Innovations, Inc. (OTC BB: CSWI), CSI Technology Outfitters™ (“CSI”) today announced its financial results for the first quarter ended March 31, 2010 (amounts rounded to the nearest $100,000). Financial highlights include:

•	Revenues up 17% to $10.4 Million for the First Quarter of 2010;

•	Gross Profit up 32% to $2.3 Million for the First Quarter of 2010;

•	EBITDA of $0.4 Million for the First Quarter of 2010, an increase of 227% over Q1 2009;

•	Net Income (Loss) up $0.5 Million or 74%, from ($0.7) Million loss for Q1 2009 to ($0.2) Million loss in Q1 2010.

Financial Results

CSI posted revenues of approximately $10.4 million for the first quarter of 2010, an increase of $1.5 million, or 17%, compared to $8.9 million in the first quarter of 2009. Of this increase, software segment revenues increased $0.5 million and technology segment revenues increased $1.0 million.

Gross profit for the first quarter of 2010 was approximately $2.3 million, an increase of $0.6 million, or 32%, compared to the first quarter of 2009.

CSI posted a net loss of approximately $0.2 million or $0.03 loss per basic and diluted share, an improvement of $0.5 million, or 74%, compared to a net loss of $0.7 million or $0.10 loss per basic and diluted share in the first quarter of 2009. Q1 and Q4 are traditionally the lower performing quarters for CSI due to the number of technology solutions implemented in summer months when fewer school classes are in session.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) was approximately $0.4 million, an increase of $0.7 million, or 227%, compared to ($0.3) million for the first quarter of 2009. (EBITDA is a non-GAAP financial measure. See reconciliation to GAAP measure Net Income (Loss) which follows).

Nancy Hedrick, CEO of CSI, stated, “We are pleased with our first quarter’s performance. And while we were not profitable during Q1, our performance was greatly improved over Q1 2009 with a near breakeven for net income and with positive EBITDA. Our team remains focused on improving gross margins and earnings and providing value to our shareholders while delivering excellent solutions and services to our customers. We continue to make investments in our intellectual property portfolio in order to grow the Software Applications Segment of our business while continuing to focus on sales from our Technology Solutions Segment.”

Conference Call Reminder for Today

The Company will host a conference call today, Friday, May 14, 2010, at 11:15 A.M. Eastern Daylight Time to discuss the Company’s financial and operational results for the quarter ended March 31, 2010.

Conference Call Details

Date: Friday, May 14, 2010

Time: 11:15 A.M. (EDT)

Dial-in Number: 1-877-941-8412

International Dial-in Number: 1-480-629-9809

Conference ID: 4298541

It is recommended that participants phone-in approximately 5 to 10 minutes prior to the start of the 11:15 A.M. call. A replay of the conference call will be available approximately 3 hours after the completion of the call for 30 days, until June 13, 2010. To listen to the replay, dial 1-877-941-8412 if calling within the U.S. or 1-480-629-9809 if calling internationally and enter the pass code 4298541.

The call is also being webcast and may be accessed at CSI’s website at www.csioutfitters.com. The webcast will be archived and accessible until June 13, 2010, on the Company website.

About Computer Software Innovations, Inc.

CSI provides software and technology solutions to public sector markets. CSI software solutions have established the Company as a major software provider in the southeast education market including through its award winning financial management solutions for the education and local government market sectors. CSI’s Version3 products, which include identity and access management and cloud-based communication and collaboration solutions, expand CSI’s presence beyond the southeast and internationally.

The CSI 21st Century Connected School solution has established the Company as a major technology provider to the southeast education market. CSI 21st Century Connected School is a seamless integration of instruction, collaboration, and network solutions. CSI financial management applications and the 21st Century Connected School solutions have been a significant factor in nearly doubling revenue in the past three years to over $50 million and increasing education revenue contribution to approximately 90% of total revenue.

The CSI solution portfolio encompasses proprietary financial management software specialized for the public sector, lesson planning and identity and access management software, cloud-based communication and collaboration solutions, SharePoint development, network infrastructure and end device solutions, IP telephony and IP convergence applications, network management solutions and managed services, and interactive classroom technologies. More information about CSI (OTCBB: CSWI.OB) is available at www.csioutfitters.com.

Contacts:

Company Contact: David Dechant		Investor Contact: Daniel Conway
Computer Software Innovations, Inc.		DC Consulting, LLC
864-855-3900		407-792-3332
ddechant@csioutfitters.com		investorinfo@dcconsultingllc.com

Forward-Looking and Cautionary Statements

This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Among other things, these statements relate to our financial condition, results of operations and future business plans, operations, opportunities and prospects. In addition, we and our representatives may from time to time make written or oral forward-looking statements, including statements contained in filings with the Securities and Exchange Commission and in our reports to stockholders. These forward-looking statements are generally identified by the words or phrases “may,” “could,” “should,” “expect,” “anticipate,” “plan,” “believe,” “seek,” “estimate,” “predict,” “project” or words of similar import. These forward-looking statements are based upon our current knowledge and assumptions about future events and involve risks and uncertainties that could cause our actual results, performance or achievements to be materially different from any anticipated results, prospects, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are not guarantees of future performance. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date that we make them. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

In our most recent Form 10-K, we have included risk factors and uncertainties that might cause differences between anticipated and actual future results. We have attempted to identify, in context, some of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. The operations and results of our software and systems integration businesses also may be subject to the effects of other risks and uncertainties, including, but not limited to:

•	a reduction in anticipated sales;

•	an inability to perform customer contracts at anticipated cost levels;

•	our ability to otherwise meet the operating goals established by our business plan;

•	market acceptance of our new software, technology and services offerings;

•	an economic downturn; and

•	changes in the competitive marketplace and/or customer requirements.

COMPUTER SOFTWARE INNOVATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(Amounts in thousands, except per share data)	Three Months Ended
	March 31, 2010	March 31, 2009
REVENUES
Software Applications segment	$3,835	$3,321
Technology Solutions segment	6,558	5,556

Net sales and service revenue	10,393	8,877
COST OF SALES
SoftwareApplications segment
Cost of sales, excluding depreciation, amortization and capitalization	2,349	2,124
Depreciation	34	29
Amortization of capitalized software costs	339	358
Capitalization of software costs	(440)	(248)

Total Software Applications segment cost of sales	2,282	2,263

Technology Solutions segment
Cost of sales, excluding depreciation	5,739	4,805
Depreciation	23	27

Total Technology Solutions segment cost of sales	5,762	4,832

Total cost of sales	8,044	7,095

Gross profit	2,349	1,782
OPERATING EXPENSES
Research and development	39	91
Selling costs	1,058	1,233
Marketing costs	161	155
Stock based compensation	21	2
Acquisition costs	—	1
Professional, legal compliance and litigation costs	163	95
Depreciation and amortization	149	164
Other general and administrative expenses	907	927

Total operating expenses	2,498	2,668

Operating income (loss)	(149)	(886)
OTHER INCOME (EXPENSE)
Interest expense	(72)	(113)
Loss on disposal of property and equipment	(1)	(4)

Net other income (expense)	(73)	(117)

Income (Loss) before income tax (benefit) expense	(222)	(1,003)
INCOME TAX EXPENSE (BENEFIT)	(53)	(353)

NET INCOME (LOSS)	$(169)	$(650)

BASIC EARNINGS (LOSS) PER SHARE	$(0.03)	$(0.10)

DILUTED EARNINGS (LOSS) PER SHARE	$(0.03)	$(0.10)

WEIGHTED AVERAGE SHARES OUTSTANDING:
– Basic	6,461	6,381

– Diluted	6,461	6,381

COMPUTER SOFTWARE INNOVATIONS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)	March 31,
	2010	December 31,
	(Unaudited)	2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$618	$—
Accounts receivable, net	7,229	7,587
Inventories	2,150	2,628
Prepaid expenses	179	140
Income taxes receivable	117	32

Total current assets	10,293	10,387
PROPERTY AND EQUIPMENT, net	710	732
COMPUTER SOFTWARE COSTS, net	2,677	2,573
GOODWILL	2,431	2,431
OTHER INTANGIBLE ASSETS, net	2,563	2,647

Total assets	$18,674	$18,770

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$2,597	$2,229
Deferred revenue	7,566	7,790
Deferred tax liability	511	445
Current portion of notes payable	388	505
Subordinated notes payable to shareholders	1,750	1,750

Total current liabilities	12,812	12,719

LONG-TERM DEFERRED TAX LIABILITY, net	93	144
BANK LINE OF CREDIT	—	—

Total liabilities	12,905	12,863

SHAREHOLDERS’ EQUITY
Preferred stock - $0.001 par value; 15,000 shares authorized; 6,740 shares issued and outstanding	7	7
Common stock - $0.001 par value; 40,000 shares authorized; 6,473 and 6,448 shares issued and outstanding, respectively	6	6
Additional paid-in capital	9,093	9,075
Accumulated deficit	(3,322)	(3,153)
Unearned stock compensation	(15)	(28)

Total shareholders’ equity	5,769	5,907

Total liabilities and shareholders’ equity	$18,674	$18,770

COMPUTER SOFTWARE INNOVATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(Amounts in thousands)	Three Months Ended
	March 31, 2010	March 31, 2009
OPERATING ACTIVITIES
Net income (loss)	$(169)	$(650)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	545	578
Stock compensation expense, net	31	12
Deferred income taxes	16	(44)
Loss on disposal property and equipment	1	4
Changes in deferred and accrued amounts
Accounts receivable	358	6,432
Inventories	478	(999)
Prepaid expenses	(39)	(72)
Accounts payable	368	907
Deferred revenue	(224)	(1,167)
Income taxes receivable/payable	(85)	(415)

Net cash provided by operating activities	1,280	4,586

INVESTING ACTIVITIES
Purchases of property and equipment	(102)	(162)
Capitalization of computer software	(443)	(265)

Net cash used for investing activities	(545)	(427)

FINANCING ACTIVITIES
Net repayments under line of credit	—	(4,047)
Repayments of notes payable	(117)	(112)

Net cash used for financing activities	(117)	(4,159)

Net change in cash and cash equivalents	618	—
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$618	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$72	$211
Income Taxes	$18	$107

Non-GAAP Financial Measure: Explanation and Reconciliation of EBITDA

EBITDA is a non-GAAP financial measure used by management, lenders and certain investors as a supplemental measure in the evaluation of some aspects of a corporation’s financial position and core operating performance. Investors sometimes use EBITDA as it allows for some level of comparability of profitability trends between those businesses differing as to capital structure and capital intensity by removing the impacts of depreciation and amortization. EBITDA also does not include changes in major working capital items such as receivables, inventory and payables, which can also indicate a significant need for, or source of, cash. Since decisions regarding capital investment and financing and changes in working capital components can have a significant impact on cash flow, EBITDA is not a good indicator of a business’s cash flows. We use EBITDA for evaluating the relative underlying performance of the Company’s core operations and for planning purposes, including a review of this indicator and discussion of potential targets in the preparation of annual operating budgets. We calculate EBITDA by adjusting net income or loss to exclude net interest expense, income tax expense or benefit, and depreciation and amortization, thus the term “Earnings Before Interest, Taxes, Depreciation and Amortization” and the acronym “EBITDA.”

EBITDA is presented as additional information because management believes it to be a useful supplemental analytic measure of financial performance of our core business, and as it is frequently requested by sophisticated investors. However, management recognizes it is no substitute for GAAP measures and should not be relied upon as an indicator of financial performance separate from GAAP measures (as discussed further below).

“Adjusted EBITDA or “Financing EBITDA” is a non-GAAP financial measure used in our calculation and determination of compliance with debt covenants related to our bank credit facilities. Adjusted EBITDA is also used as a representation as to how EBITDA might be adjusted by potential lenders for financing decisions and our ability to service debt. However, such decisions would not exclude those other items impacting cash flow which are excluded from EBITDA, as noted above. Adjusted EBITDA is defined as net income or loss adjusted for net interest expense, income tax expense or benefit, depreciation, amortization, and also certain additional items allowed to be excluded from our debt covenant calculation including other non-cash items such as operating non-cash compensation expense (such as stock-based compensation), and the Company’s initial reorganization or restructuring related costs, unrealized gain or loss on financial instrument (non-cash related) and gain or loss on the disposal of fixed assets. While we evaluate the Company’s performance against debt covenants on this basis, investors should not presume the excluded items to be one-time costs. If the Company were to enter into additional capital transactions, for example, in connection with a significant acquisition or merger, similar costs could reoccur. In addition, the ongoing impact of those costs would be considered in, and potential financings based on, projections of future operating performance which would include the impact of financing such costs.

We believe the presentation of Adjusted EBITDA is important as an indicator of our ability to obtain additional financing for the business, not only for working capital purposes, but particularly as acquisitions are anticipated as a part of our growth strategy. Accordingly, a significant part of our success may rely on our ability to finance acquisitions.

When evaluating EBITDA and Adjusted EBITDA, investors should consider, among other things, increasing and decreasing trends in both measures and how they compare to levels of debt and interest expense, ongoing investing activities, other financing activities and changes in working capital needs. Moreover, these measures should not be construed as alternatives to net income (as an indicator of operating performance) or cash flows (as a measure of liquidity) as determined in accordance with GAAP.

While some investors use EBITDA to compare between companies with different investment and capital structures, all companies do not calculate EBITDA or Adjusted EBITDA in the same manner. Accordingly, the EBITDA and Adjusted EBITDA measures presented below may not be comparable to similarly titled measures of other companies.

A reconciliation of Net Income reported under GAAP to EBITDA and Adjusted (Financing) EBITDA is provided below:

	Three Months Ended
	March 31, 2010	March 31, 2009
Reconciliation of net (loss) income per GAAP to EBITDA and Adjusted (Financing) EBITDA:
Net income (loss) per GAAP	$(169)	$(650)
Adjustments:
Income tax expense benefit	(53)	(353)
Interest expense, net	72	113
Depreciation and amortization of property and equipment and intangible assets (excluding software development)	206	220
Amortization of software development costs	339	358

EBITDA	$395	$(312)

Adjustments to EBITDA to exclude those items excluded in loan covenant calculations:
Stock based compensation (non-cash portion)	21	2

Adjusted (Financing) EBITDA	$416	$(310)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 000-51758

COMPUTER SOFTWARE INNOVATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	98-0216911
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

900 East Main Street, Suite T, Easley, South Carolina	29640
(Address of principal executive offices)	(Zip Code)

(864) 855-3900

(Registrant’s telephone number, including area code)

[None]

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Outstanding at May 10, 2010
Common Stock, $0.001 par value per share	6,973,343 shares

COMPUTER SOFTWARE INNOVATIONS, INC.

PART I – FINANCIAL INFORMATION

Item 1. –	Financial Statements.

COMPUTER SOFTWARE INNOVATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended
(Amounts in thousands, except per share data)	March 31, 2010	March 31, 2009
REVENUES
Software Applications Segment	$3,835	$3,321
Technology Solutions Segment	6,558	5,556

Net sales and service revenue	10,393	8,877
COST OF SALES
Software Applications Segment
Cost of sales, excluding depreciation, amortization and capitalization	2,349	2,124
Depreciation	34	29
Amortization of capitalized software costs	339	358
Capitalization of software costs	(440)	(248)

Total Software Applications Segment cost of sales	2,282	2,263

Technology Solutions Segment
Cost of sales, excluding depreciation	5,739	4,805
Depreciation	23	27

Total Technology Solutions Segment cost of sales	5,762	4,832

Total cost of sales	8,044	7,095

Gross profit	2,349	1,782
OPERATING EXPENSES
Research and development	39	91
Selling costs	1,058	1,233
Marketing costs	161	155
Stock based compensation	21	2
Acquisition costs	—	1
Professional, legal compliance and litigation costs	163	95
Depreciation and amortization	149	164
Other general and administrative expenses	907	927

Total operating expenses	2,498	2,668

Operating income (loss)	(149)	(886)
OTHER INCOME (EXPENSE)
Interest expense	(72)	(113)
Loss on disposal of property and equipment	(1)	(4)

Net other income (expense)	(73)	(117)

(Loss) income before income tax (benefit) expense	(222)	(1,003)
INCOME TAX (BENEFIT) EXPENSE	(53)	(353)

NET INCOME (LOSS)	$(169)	$(650)

BASIC EARNINGS (LOSS) PER SHARE	$(0.03)	$(0.10)

DILUTED EARNINGS (LOSS) PER SHARE	$(0.03)	$(0.10)

WEIGHTED AVERAGE SHARES OUTSTANDING:
– Basic	6,461	6,381

– Diluted	6,461	6,381

The accompanying notes are an integral part of these financial statements.

COMPUTER SOFTWARE INNOVATIONS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)	March 31, 2010 (Unaudited)	December 31, 2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$618	$—
Accounts receivable, net	7,229	7,587
Inventories	2,150	2,628
Prepaid expenses	179	140
Income taxes receivable	117	32

Total current assets	10,293	10,387
PROPERTY AND EQUIPMENT, net	710	732
COMPUTER SOFTWARE COSTS, net	2,677	2,573
GOODWILL	2,431	2,431
OTHER INTANGIBLE ASSETS, net	2,563	2,647

Total assets	$18,674	$18,770

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$2,597	$2,229
Deferred revenue	7,566	7,790
Deferred tax liability	511	445
Current portion of notes payable	388	505
Subordinated notes payable to shareholders	1,750	1,750

Total current liabilities	12,812	12,719

LONG-TERM DEFERRED TAX LIABILITY, net	93	144
BANK LINE OF CREDIT	—	—

Total liabilities	12,905	12,863

SHAREHOLDERS’ EQUITY
Preferred stock - $0.001 par value; 15,000 shares authorized; 6,740 shares issued and outstanding	7	7
Common stock - $0.001 par value; 40,000 shares authorized; 6,473 and 6,448 shares issued and outstanding, respectively	6	6
Additional paid-in capital	9,093	9,075
Accumulated deficit	(3,322)	(3,153)
Unearned stock compensation	(15)	(28)

Total shareholders’ equity	5,769	5,907

Total liabilities and shareholders’ equity	$18,674	$18,770

The accompanying notes are an integral part of these financial statements.

COMPUTER SOFTWARE INNOVATIONS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

(Amounts in thousands)	Common Stock	Preferred Stock	Additional Paid-In Capital	Accumulated Deficit	Unearned Stock Compensation	Total
Balances at December 31, 2009	$6	$7	$9,075	$(3,153)	$(28)	$5,907
Issuance of common stock	—	—	18	—	—	18
Stock based compensation	—	—	—	—	13	13
Net income (loss) for the three months ended March 31, 2010	—	—	—	(169)	—	(169)

Balances at March 31, 2010	$6	$7	$9,093	$(3,322)	$(15)	$5,769

The accompanying notes are an integral part of these financial statements.

COMPUTER SOFTWARE INNOVATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended
(Amounts in thousands)	March 31, 2010	March 31, 2009
OPERATING ACTIVITIES
Net income (loss)	$(169)	$(650)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	545	578
Stock compensation expense, net	31	12
Deferred income taxes	16	(44)
Loss on disposal of property and equipment	1	4
Changes in deferred and accrued amounts
Accounts receivable	358	6,432
Inventories	478	(999)
Prepaid expenses	(39)	(72)
Accounts payable	368	907
Deferred revenue	(224)	(1,167)
Income taxes receivable/payable	(85)	(415)

Net cash provided by operating activities	1,280	4,586

INVESTING ACTIVITIES
Purchases of property and equipment	(102)	(162)
Capitalization of computer software	(443)	(265)

Net cash used for investing activities	(545)	(427)

FINANCING ACTIVITIES
Net repayments under line of credit	—	(4,047)
Repayments of notes payable	(117)	(112)

Net cash used for financing activities	(117)	(4,159)

Net change in cash and cash equivalents	618	—
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$618	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$72	$211
Income Taxes	$18	$107

The accompanying notes are an integral part of these financial statements.

COMPUTER SOFTWARE INNOVATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in thousands, except where specifically stated)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Organization

Computer Software Innovations, Inc. (formerly VerticalBuyer, Inc.) (the “Company”, “CSI” or “we”), a Delaware corporation, was incorporated on September 24, 1999. The Company currently trades in the over the counter market and is reported on the OTC Bulletin Board under the symbol “CSWI.OB.”

In the first quarter of 2005, we concluded a series of recapitalization transactions which began January 31, 2005 with a change in control due to the purchase of a majority of our common stock by Computer Software Innovations, Inc., a South Carolina corporation (“CSI – South Carolina”). These transactions culminated on February 11, 2005 with the merger of CSI – South Carolina into us (“reverse merger”), our issuance of preferred stock, common stock, warrants and certain subordinated notes, and the change of our name to “Computer Software Innovations, Inc.”

Description of business and disclosure regarding segments

The Company is engaged in the business of development and sales of internally developed software, which is reported through its Software Applications Segment, and sales and distribution of computers, network and communications hardware and accessories, as well as interactive collaborative classroom technologies and other hardware–based solutions, accompanied by integration and management services, which activities are reported through its Technology Solutions Segment.

Software Applications Segment

The Company’s internally developed software consists of fund accounting based financial management software, standards-based lesson planning software and solutions that facilitate single sign-on application access management provisioning based on Microsoft’s Identity Lifecycle Management, referred to as our identity and access management solutions, cloud-based communications and collaboration solutions and Microsoft SharePoint deployments. The Company’s primary software product, fund accounting based financial management software, is developed for those entities that track expenditures and investments by “fund,” or by source and purpose of the funding. The fund accounting software is used primarily by public sector and not-for-profit entities. The Company’s standards-based lesson planning software is designed to allow teachers to create lesson plans that are tied to a state’s curriculum standards. These lesson plans may be reviewed by administrators and a report generated to determine the standards that have been met or need to be met. The lesson plans can be stored, shared, and retrieved for collaboration, editing and future use. The Company’s solutions for single sign-on application access management provide the ability to eliminate the need for users to sign on to every application separately (thereby allowing “single sign-on”) and provides for other efficiencies related to setting-up and controlling user access. The Company’s solution for communication and collaboration, CSI@K12 are instructional communications management solution providing tools to manage the regulatory compliance and security standards required within a kindergarten through grade 12 (“K-12”) education environment and are based on Microsoft’s Live@edu hosted email solution. CSI@K12 also provides an integrated portal experience for school administrators, teachers, students and parents providing email, homework and class task, network file access and a rich set of collaboration tools. These include class sites and social media tools, delivered in a browser and native Microsoft Outlook access and views.

Technology Solutions Segment

In connection with its hardware-based solutions, the Company provides a wide range of technology products and services including hardware and design, engineering, installation, training and ongoing support and maintenance. Technology solutions include computers, networking, security, internet protocol (IP) telephony, interactive whiteboard solutions and integrated accessories, distance learning and video communication.

Market

The Company markets its financial management and technology solutions and its services primarily to a wide variety of education and local government agencies, and not-for-profit entities in the southeastern United States, with a focus on future geographic expansion nationally. Its identity and access management solutions are installed in additional states, with a few

COMPUTER SOFTWARE INNOVATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

(Amounts in thousands, except where specifically stated)

installations internationally, and its CSI@K12 product is targeted to K12 school districts throughout the US. The majority of the Company’s business is with K-12 (kindergarten through grade 12) public education entities, with local government entities one of its fastest growing segments and non-for-profits and some corporations also included in its client mix.

Basis of presentation

The consolidated financial statements include CSI Technology Resources, Inc., a wholly-owned subsidiary. CSI Technology Resources, Inc. was acquired by CSI on May 1, 2000 and became the Technology Solutions Segment of CSI. This subsidiary no longer has any significant operations or separate accounting, as all activities are now accounted for within CSI, except that certain vendor contracts are still in the name of CSI Technology Resources, Inc. At a future date, the name on these contracts may be converted and the subsidiary deactivated, subject to a review of any tax or legal implications. As the Company files a consolidated tax return and has been accounting for all activities through the parent, there should be no financial or tax implications related to the formal procedures which would be undertaken to deactivate the subsidiary. Intercompany balances and transactions have been eliminated. The Company uses the accrual basis of accounting.

Use of estimates and interim adjustments

The accounting and reporting policies conform to accounting principles generally accepted in the United States of America (“generally accepted accounting principles” or “GAAP”). GAAP requires us to make estimates, assumptions and judgments and to rely on projections of future results of operations and cash flows. Those estimates, assumptions, judgments and projections are an integral part of the financial statements. We base our estimates and assumptions on historical data and other assumptions, which include knowledge and experience with regard to past and current events and assumptions about future events that we believe are reasonable under the circumstances. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in our financial statements. In addition, they affect the reported amounts of revenues and expenses during the reporting period.

Our judgments are based on our assessment as to the effect certain estimates, assumptions of future trends or events may have on the financial condition and results of operations reported in our financial statements. Actual results could differ materially from these estimates, assumptions, projections and judgments.

The interim consolidated balance sheet and the related consolidated statements of operations, changes in shareholders’ equity and cash flows are unaudited. In our opinion, all adjustments (consisting of normal recurring adjustments) necessary for fair presentation of the interim financial statements have been made. The results of the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements, critical accounting policies, significant accounting policies and the notes to the consolidated financial statements included in our most recent Annual Report on Form 10-K.

Reclassification

Certain prior period amounts have been reclassified to conform to the current presentation. Such reclassifications had no impact on previously reported Net income or Shareholders’ equity.

Recent accounting pronouncements

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and/or disclosure of financial information by the Company.

In April 2010, The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-17, concerning the milestone method of revenue recognition. The ASU codified the consensus reached in EITF Issue No. 08-9, “Milestone Method of Revenue Recognition.” The amendments to the Codification provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The Company is currently evaluating the impact of the adoption of this guidance but does not anticipate it will have a material impact on our results of operations or financial condition.

In April 2010, The FASB issued ASU No. 2010-13, concerning stock compensation awarded in the currency of which the underlying equity security trades. The ASU codified the consensus reached in EITF Issue No. 09-J. The amendments to the Codification clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity shares trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The Company is currently evaluating the impact of the adoption of this guidance but does not anticipate it will have a material impact on our results of operations or financial condition.

COMPUTER SOFTWARE INNOVATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

(Amounts in thousands, except where specifically stated)

In February 2010, the FASB issued ASU No. 2010-09, concerning the recognition and disclosure requirements of certain subsequent events. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The FASB believes these amendments remove potential conflicts with the SEC’s literature. The Company is currently evaluating the impact of the adoption of this guidance but does not anticipate it will have a material impact on our results of operations or financial condition.

In January 2010, The FASB issued ASU No. 2010-06, concerning disclosures about fair value measurements. The ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends the Codification to now require (1) A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures (1) For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and (2) A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. The Company is currently evaluating the impact of the adoption of this guidance but does not anticipate it will have a material impact on our results of operations or financial condition.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 2 – EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common stock shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common and potential common shares outstanding, including common stock held in escrow, during the period following application of the treasury stock method. The table below presents the weighted average shares outstanding for the three months ended March 31, 2010 and 2009, both prior to and after application of the treasury stock method.

	For the Three Months Ended March 31,
	2010	2009
Weighted Average Shares Outstanding Prior to Application of the Treasury Stock Method
Common stock (excluding shares held in escrow)	6,473	6,381
Common stock held in escrow	500	800
Preferred stock	6,740	6,740
Warrants	6,464	6,164
Options	465	385

Total Weighted Average Shares Outstanding	20,642	20,470

Weighted Average Shares Outstanding After Application of the Treasury Stock Method
Common stock (excluding shares held in escrow)	6,461	6,381
Common stock held in escrow	500	800
Preferred stock	6,740	6,740
Warrants	—	—
Options	164	160

Total Weighted Average Shares Outstanding –treasury stock method	13,865	14,081

The potential common shares were not used in the calculation of diluted loss per share for the three months ended March 31, 2010 and 2009, as the effect is anti-dilutive due to the net loss reported for the period.

COMPUTER SOFTWARE INNOVATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

(Amounts in thousands, except where specifically stated)

NOTE 3 – STOCK-BASED COMPENSATION

The Company has a stock based compensation plan, the 2005 Incentive Compensation Plan. The Company accounts for stock based compensation using the fair value method prescribed in the “Stock Compensation” section of the FASB’s Accounting Standard Codification (“ASC”), which the Company adopted in 2006 using the modified prospective method. The Company utilizes the Black-Scholes model to estimate the fair value of options granted.

In 2005, the Company assumed the stock based employee compensation plan of CSI – South Carolina as a result of the reverse merger. The Company granted options to purchase 70 shares of common stock in the first quarter of 2007, as a result of the McAleer acquisition which closed on January 2, 2007, and an additional 30 shares of common stock subsequently related to this acquisition. In November 2007, the Company granted options to purchase an additional 100 shares to key employees. In the first quarter of 2008 the Company granted options to purchase an additional 20 to other employees. In April 2009 the Company granted options to purchase an additional 50 shares to its Chief Executive Officer, (in lieu of a portion of a salary adjustment in connection with the renewal of her executive employment agreement. Commitments under executive agreements are discussed further under Executive Officer Employment Agreements in NOTE 6 – COMMITMENTS AND CONTINGENCIES). The fair value of stock-based compensation was estimated at the grant date for each issuance using the Black-Scholes option-pricing model. For further information and discussion related to the weighted average assumptions used in the option pricing model please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

Assumptions used in calculation of fair value

	For the Three Months Ended March 31,
	2010	2009
Expected term (in years)	7	7
Expected volatility	142%	123%
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	2.5%	3.6%

Stock options

Detail	Number of Options	Weighted Average Exercise Price	Expiration
Options assumed in reverse merger	205	$0.12	November 1, 2012
Options granted in McAleer acquisition	100	$0.87	January 2, 2017
Options granted to key employees	100	$1.42	November 9, 2017
Options granted to other employees	10	$1.09	May 28, 2018
Options granted to key employees	50	$0.70	April 17, 2019

The following table summarizes option activity under the plans for the first three months of 2010:

Stock Options	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2009	465	$0.64	5.74	$(21)
Granted	—	—
Cancelled	—	—
Exercised	—	—
Forfeited/expired	—	—

Outstanding at March 31, 2010	465	$0.64	5.50	$(21)

Exercisable at March 31, 2010	410	$0.57	5.16	$14

The aggregate intrinsic value represents the difference between the Company’s closing stock price of $0.60 as of March 31, 2010 and the exercise price multiplied by the number of options outstanding as of that date.

As of March 31, 2010 there remained $15 of unrecognized compensation cost related to non-vested stock options which is expected to be recognized over a weighted-average period of approximately two years.

The Company issued 11 shares of common stock to outside Board of Directors under the plan in the first three months of 2010. Outside of the plan, the Company issued non-employee based stock awards of 15 shares of common stock as compensation for investor relations services pursuant to the terms of a Consulting Agreement with its investor relations firm (see also NOTE 5 – PREFERRED STOCK AND RELATED WARRANTS).

COMPUTER SOFTWARE INNOVATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

(Amounts in thousands, except where specifically stated)

Total stock based compensation for the first three months of 2010 was $31, of which $11 related to the stock issued to the Company’s investor relations firm, $7 related to the stock issued to the Company’s outside Board of Directors, $3 related to stock options granted from acquisition, and the remaining $10 is related to employee stock compensation (wage-related). Employee stock compensation (wage related) is included in the income statement categories of cost of sales or departmental operating expense categories as appropriate. Total stock based compensation for the first three months of 2009 was $12, of which $2 was related to the stock options granted as a result of acquisition, and $10 was related to employee stock compensation.

NOTE 4 – LONG-TERM AND SHORT-TERM DEBT, INCLUDING RELATED PARTY TRANSACTIONS, AND OFF-BALANCE SHEET INSTRUMENTS

Bank Credit Facilities

The Company maintains a line of credit facility with its bank. The terms of the facility are as follows:

•	the principal amount of the facility is $7.0 million;

•	the latest renewal was on December 21, 2009, with a maturity date of August 31, 2011;

•	permissible purposes of the funds borrowed under the revolving facility include funding short-term working capital and general corporate purposes of the Company; and

•

the definition of the borrowing base includes 50% of eligible inventory (with a maximum borrowing ability against eligible inventory of $1.0 million), in addition to 80% of eligible accounts receivable.

On December 21, 2009, the Company entered into a modification of the line of credit facility, extending the maturity date from June 30, 2010 to August 31, 2011.

Other than the amendments noted above, the material obligations and provisions of the facility remain unchanged. Previous modifications also memorialized certain previously granted waivers to the restrictive covenants and requirements contained in the agreements with the bank. The bank granted waivers permitting us to enter into acquisitions, including the use of bank credit facility advances to fund such acquisitions, and incurring related mortgage indebtedness for acquired real estate subsequently sold. The bank also waived any cross-default relating to the subordinated notes payable to certain shareholders, which the Company did not repay at their May 2006 maturity. Such waivers and prior modifications have been disclosed in the Company’s previous filings on Forms 10-K, 10-Q and 8-K.

Under our bank facility, eligible accounts receivable balances essentially include all of our trade accounts receivable except, in most cases, those accounts which are more than 90 days past due. Certain other accounts are excluded from eligibility for borrowing including: (i) accounts due from affiliates; (ii) accounts which we have determined to be of doubtful collectability; and (iii) accounts due from any one of our customers if such accounts constitute more than 20% of the total eligible accounts. The loans bore interest at LIBOR plus 2.50%, subject to a 3% floor, payable monthly. LIBOR plus 2.50% was 2.73% at March 31, 2010 and 2.74% at December 31, 2009.

The Company maintains an equipment term loan which has been modified and increased from time to time with a term of three to four years. The term loan is used periodically to refinance its capital expenditures initially financed through its bank credit facility and improve its availability under its bank credit facility for working capital purposes. The latest modification was November 1, 2008. Pursuant to the modification, the equipment loan was increased from $238 to $1.0 million, and bears interest at 30-day LIBOR plus 250 basis points. Principal and interest are payable in 23 consecutive monthly payments of principal and interest of $40 continuing until November 15, 2010.

The amount outstanding on the notes payable to the bank was $388 at March 31, 2010 and $505 at December 31, 2009.

Scheduled principal payments under the Company’s notes payable for the years ended are presented below:

2010	388

Total Principal Payments	$388

The loans under the revolving credit facility and the equipment facility, as well as all other obligations owed by the Company to the bank, are secured by a first priority security interest in substantially all of the Company’s assets. Also, the Company is required to comply with certain covenants, including: providing periodic financial statements to the bank, compliance with

COMPUTER SOFTWARE INNOVATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

(Amounts in thousands, except where specifically stated)

SEC reporting requirements, allowing the bank to inspect its secured assets, and the Company maintaining its assets in good operating condition and maintaining sufficient insurance. Also, the Company is required to comply with certain financial covenants. The first financial covenant is a “Debt Service Coverage Ratio,” which is measured at the end of each year. This ratio is calculated by adding certain nonrecurring special items to EBITDA (“Adjusted EBITDA”), and then dividing by current maturities of long term debt plus interest expense. For the purposes of the amended loan agreement, “EBITDA” means the total of (i) net income from continuing operations (excluding extraordinary gains or losses), and to the extent deducted in determining net income (ii) interest expense, (iii) income taxes, and (iv) depreciation, depletion and amortization expenses. The Company is required to maintain a Debt Service Coverage Ratio of not less than 1.2 to 1.0. The second financial ratio is Funded Debt to EBITDA, which is also measured annually. A ratio of not greater than 2.5 to 1.0 is required. For the purposes of the ratio, “Funded Debt” generally means all obligations for borrowed money or for the deferred purchase price of property, and all capitalized lease obligations. Management is not aware of any events of noncompliance with these annual covenants at March 31, 2010 and December 31, 2009.

The amended loan agreement also contains certain restrictive covenants. These include general prohibitions on: (i) disposing of property other than in the ordinary course of business; the Company changing its business; a change in control of the Company; mergers, acquisitions and the creation of new subsidiaries; the incurring of new indebtedness; the creation of new encumbrances or liens; investments, other than certain permitted investments in liquid investment grade paper; and the Company making loans, including loans to officers. Also, the amended loan agreement prohibits the Company from making any distributions (including any dividends on its common stock), or making any repurchases or redemptions of its capital stock, except to the extent there is no event of default either before or after any such distribution, repurchase or redemption. The bank may accelerate the Company’s obligations under the amended loan agreement and the related promissory notes upon an event of default under the amended loan agreement. Events of default generally include the Company failing to make payments of principal or interest when due; defaults under loan covenants, subject to periods during which the Company may cure in certain cases; the Company becoming insolvent or being subject to certain bankruptcy proceedings, subject to certain time periods; and the occurrence of a material adverse change in the Company’s business or financial condition. Upon an acceleration of the bank’s loans to the Company, the bank, among other remedies, would have recourse to substantially all of the Company’s assets through its security interest. There were no outstanding draws under the facility as of March 31, 2010 and December 31, 2009.

Subordinated Notes

The Company has subordinated notes payable to shareholders with amounts outstanding totaling $1,750 at March 31, 2010, and December 31, 2009. Although the Company possessed adequate availability on the initial due date of May 9, 2006 to repay the subordinated notes, management believed that cash flow from operations and remaining availability under the bank facility following such a drawdown would not be sufficient to fund ongoing working capital needs. The Company also anticipated that such a refunding of the subordinated notes with bank debt would have caused the Company to fail to comply with equity related covenants with the bank, given that the subordinated notes are treated as equity for such ratios. Accordingly, after consultation with the bank and the holders of the subordinated notes, the Company determined it was not in the best interest of all stakeholders to pay the notes at maturity, and the subordinated notes remained due and payable. We pay a default interest rate of 15%, both on the principal balance and any interest not paid quarterly. From time to time we have also deferred the payment of interest to preserve working capital. Specifically, we took this action in the first and second quarters of 2007 as a precautionary measure considering the cash requirement needed for the acquisition of the McAleer operations. Subsequently, we paid this and other interest due and no interest was in arrears as of March 31, 2010, or as of the date of this report.

On May 13, 2009, we and each of the holders of the subordinated notes entered into an agreement to extend the notes until August 30, 2009. In exchange for the extensions, we made a principal payment on the subordinated notes totaling $200, paid pro-rata among the note holders. Under this agreement, the Company sought to enter into a new and separate term loan facility with its bank lender to fund the payout of Barron, and to negotiate to restructure the notes payable to the remaining holders.

In conjunction with the Company entering into the extension with respect to the subordinated notes, it also entered into a waiver agreement (the “Waiver”) with the bank dated May 13, 2009. The bank had previously granted waivers with respect to cross-default and other provisions which may have been triggered by the payment default under the subordinated notes. The terms of the revolving credit facility with the bank restrict payments on the subordinated notes, and require the Company to obtain the bank’s written consent prior to amending any of the terms of the subordinated notes. Accordingly, pursuant to the Waiver, the bank agreed to the terms of the extension and granted waivers of any defaults relating thereto.

Once again, prior to the new maturity at August 30, 2009, and consistent with past actions, the Company attempted to negotiate with Barron for an additional extension of its subordinated debt accompanied by a partial payment. However, we

COMPUTER SOFTWARE INNOVATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

(Amounts in thousands, except where specifically stated)

have been unable to reach an agreement for an extension and on September 4, 2009 received an invoice from Barron demanding full payment of the Barron subordinated note, including interest accrued through August 31, 2009. The invoice was accompanied by correspondence indicating that if payment were not received within ten days, actions (not specified) would be taken by Barron. Thereafter, continued discussions have occurred between the Company and Barron, although no agreement as to payment or extension has been reached. The remaining subordinated notes are separately and independently held by other note holders, and have not been accelerated. These other five note holders are founders of the Company and four remain in senior management positions. These note holders have cooperated with the Company with regard to past events of default, partial payments and extensions, and management expects continued cooperation and does not anticipate any acceleration by these other note holders.

The notes were due and payable in May of 2006 and have been in default and extended several times. For all quarterly periods due, following May 2006, including during periods when the notes have been under an extension and not considered in default, the Company has paid the default interest rate of 15%. As in past instances, the Company’s operations have not been negatively impacted by the event of default. (See also NOTE 6 – COMMITMENTS AND CONTINGENCIES).

Off Balance Sheet Instruments

As of March 31, 2010, for the periods reported, and through the filing date, CSI had no off-balance sheet instruments except for certain operating leases discussed in Note 6.

Related Party Transactions

During the first three months of 2010 the Company made interest payments to the five former shareholders of CSI – South Carolina, all of whom are significant shareholders of the Company, and four of whom are executive officers, and Barron, who owns all of the Company’s preferred shares. These interest payments were made on the subordinated notes payable associated with the reverse merger transaction which occurred in 2005, and represented an annual interest rate of 15% as of March 31, 2010. In 2010, interest payments to the five original shareholders of CSI – South Carolina totaled $32 and interest payments to Barron totaled $32.

NOTE 5 – PREFERRED STOCK AND RELATED WARRANTS

Warrants

On February 11, 2005, pursuant to the terms of a Preferred Stock Purchase Agreement with Barron, we issued to Barron common stock purchase warrants to purchase a total of 7,218 shares of our common stock (“Barron warrants”).

Barron warrant exercises may be accomplished in one or a series of transactions, subject to a 4.9% beneficial ownership restriction. The terms and conditions of the Barron warrants are identical except with respect to the exercise price.

The Barron warrants may be exercised on a cashless basis. In such event, the Company would receive no proceeds from their exercise. So long as the Company maintains an effective registration statement for the shares underlying the Barron warrants, a Barron warrant holder is prohibited from utilizing a cashless exercise. The Company’s registration statement was declared effective on February 14, 2006 and an updating amendment was declared effective on May 12, 2009.

On May 13, 2009, pursuant to the terms of a Consulting Agreement with DC Consulting, LLC whereby DC Consulting will provide investor relations services, we issued to DC Consulting common stock purchase warrants to purchase a total of 300 shares of our common stock. Under the agreement, if at any time prior to their stated expiration date (noted below) the market price for the Company’s common stock equals or exceeds the warrant exercise price for a period of 30 days, and the warrants are not exercised, they expire. Also, unlike the Barron warrants, there is no allowance for an exercise on a cashless basis.

Activity related to the common stock purchase warrants for the three months ended March 31, 2010 and outstanding balances are as follows:

Common Stock Purchase Warrants

	Warrant A1	Warrant A2	Warrant B1	Warrant B2	DC Consulting Warrant	DC Consulting Warrant	DC Consulting Warrant
Exercise Price	$1.3972	$0.70	$2.0958	$0.85	$0.70	$1.00	$1.20
Expiration Date	2/10/2010	2/10/2010	2/10/2010	2/10/2010	6/1/2011	6/1/2011	6/1/2011

COMPUTER SOFTWARE INNOVATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

(Amounts in thousands, except where specifically stated)

Warrant related activity for the three months ended March 31, 2010

	Warrant A1	Warrant A2	Warrant B1	Warrant B2	DC Consulting Warrant	DC Consulting Warrant	DC Consulting Warrant
Outstanding at December 31, 2009	2,000	555	2,000	1,609	100	100	100
Issued – three months ended March 31, 2010	—	—	—	—	—	—	—
Exercised – three months ended March 31, 2010	—	—	—	—	—	—	—
Expired – three months ended March 31, 2010	(2,000)	(555)	(2,000)	(1,609)	—	—	—

Outstanding at March 31, 2010	—	—	—	—	100	100	100

Registration Rights Agreement

In conjunction with the Preferred Stock Purchase Agreement, the Company entered into a Registration Rights Agreement with Barron on February 10, 2005, whereby the Company agreed to register the shares of common stock underlying the preferred stock and warrants to be sold to Barron. Barron may also demand the registration of all or part of such shares on a one-time basis and, pursuant to “piggy-back rights,” may require the Company (subject to carve back by a managing underwriter) to include such shares in certain registration statements it may file. The Company is obligated to pay all expenses in connection with the registration of the shares. The Company’s registration rights obligation ended with the expiration of the warrants held by Barron on February 10, 2010.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain facilities and equipment under various operating leases. At March 31, 2010, future minimum lease payments under non-cancelable leases were:

2010	$819
2011	798
2012	79

Total	$1,696

Rent expense for the three months ended March 31, 2010 and 2009 was $272 and $267, respectively.

The Company entered into an operating lease on November 30, 2005 related to the lease of its office facility. The term of this lease is five years, beginning on April 1, 2006 and ending on March 31, 2011. The original commitment under this lease totaled $701, due on the first of each month in escalating monthly payments. The commitments under this lease are included in the future payments in the table above. If at any time the Company terminates the lease, the lessor may recover from the Company all damages approximately resulting from the termination, including the cost of recovering the premises and the worth of the balance of the lease over the reasonable rental value of the premises for the remainder of the lease term, which shall be due immediately. The Company does not anticipate terminating the lease at any time prior to its expiration.

On June 20, 2007, the Company and Chuck Yeager Real Estate amended the operating lease agreement, originally entered into on November 30, 2005, to include an additional 12,544 square feet of warehouse space. The lease of the additional warehouse space was the result of carrying additional inventory and increased monthly rent by approximately $2. While the lease on the additional space was scheduled to expire on August 31, 2007, the Company extended the lease until December 31, 2007. On April 1, 2008 the Company terminated the lease of this additional warehouse space, and entered into a one year lease with Edge Developments, LLC for 18,000 square feet of warehouse space located at 903B East Main Street, Easley, SC. The terms of this lease required monthly payments of $4, which are included in the schedule above, and expired on March 31, 2010. On March 23, 2010, the Company entered into a one year lease with Edge Developments, LLC for 30,000 square feet of warehouse space at 903A East Main Street, Easley, SC. The terms of this lease require monthly payments of $5, which are included in the schedule above, and are scheduled to expire on March 31, 2011.

On April 1, 2008, in connection with the acquisition of ICS Systems, Inc. (“ICS”) (Note 3), the Company entered into a lease with Byers Properties, LLC for the lease by the Company of the former facilities of ICS. Byers Properties is controlled by Michael Byers, who is the sole shareholder of ICS. The term of the Lease begins April 1, 2008 and runs for a period of three

COMPUTER SOFTWARE INNOVATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

(Amounts in thousands, except where specifically stated)

years through March 2011. The lease calls for annual rent of $80, payable monthly. The leased property consists of a single-story brick building located on 2.57 acres in Triangle Industrial Park at 8518 Triad Drive, Colfax, North Carolina. The building comprises 7,207 square feet, with approximately 300 square feet being warehouse space. The future minimum lease payments under this lease are included in the schedule above. For further details on the acquisition of ICS, see Note 3 – Acquisitions.

In August 2008, the Company entered into a corporate fleet lease program with Enterprise Fleet Services, for which individual vehicle leases are signed that may amount to a total commitment of $2.0 million over a weighted-average lease term of approximately three years. The future minimum lease payment for leases executed under the program as of March 31, 2010 is included in the schedule above.

Executive Officer Employment Agreements

The Company entered into new, separate employment agreements with each of the four most highly compensated executive officers on March 1, 2009, with terms similar to their prior agreements. The term of all the employment agreements is three years, expiring on February 28, 2012. The agreements renew for a one year term automatically upon the expiration of the initial term or any renewal periods unless sooner terminated by any one of the parties. Such agreements provide for minimum salary levels adjusted for performance based on review by the Board of Directors. The aggregate commitment for future salaries at March 31, 2010, excluding bonuses, is approximately $1,662.

NOTE 7 – SEGMENT INFORMATION

CSI is organized into the two reportable segments: Software Applications and Technology Solutions. Below is a description of the types of products and services from which each reportable segment derives its revenues.

Software Applications Segment

Through our Software Applications Segment, we report the results of the development, sales, and deployment and provision of ongoing support of our software applications, fund accounting based financial management software, standards based lesson planning software, solutions that facilitate single sign-on application access management provisioning based on Microsoft’s Identity Lifecycle Management, cloud-based communication and collaboration solutions, based on Microsoft’s Live@edu hosted exchange and SharePoint environments and Microsoft SharePoint deployments. Through this segment we also report the results of operations related to complimentary third-party applications and services we resell.

Technology Solutions Segment

Through our Technology Solutions Segment, we report the results of the technology solutions products through the sales and distribution of computers and accessories and the wide range of technology consulting services, including network and systems integration and computer support and maintenance services, that we provide.

Factors management used to identify our segments:

CSI’s reportable segments are analyzed separately because of the differences in margin routinely generated by the major products within each group, and the differences in which sales and investment decisions may be made to evaluate existing or potential new products. Through its Software Applications Segment, the Company develops, sells, deploys and provides ongoing support of software applications. Through its Technology Solutions Segment, the Company provides technology solutions through the sale and distribution of computers and accessories and offers a wide range of technology consulting services, including network and systems integration and computer support and maintenance services.

There are no significant transactions between reportable segments. The total of Segment net sales and service revenue from all segments is equal to Net sales as reported in our Consolidated Statements of Operations. Sales and Cost of sales are included in each segment’s income as reported in our Consolidated Statements of Operations. Accordingly, the total of the segments’ Gross profit is equal to Gross profit in our Consolidated Statements of Operations. Operating expenses are allocated to segment income based on estimate of sales and administrative time spent on each segment. None of the income or loss items following Operating income (loss) in our Consolidated Statements of Operations are allocated to our segments, since they are reviewed separately by management. Certain non-recurring items (those items occurring for reasons which have not occurred in the prior 2 years and are not likely to reoccur in 2 years) and compliance costs are generally excluded from management’s analysis of profitability by segment and the Company’s segment presentation. Accordingly, the total of Segment income from all segments, less non-recurring and compliance items, if any, is equal to Operating income (loss) as reported in our Consolidated Statements of Operations.

COMPUTER SOFTWARE INNOVATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(UNAUDITED)

(Amounts in thousands, except where specifically stated)

The total of Segment assets for all segments is equal to Total Assets as reported in our Consolidated Balance Sheets. The Company allocates shared assets related to liquidity (e.g., cash, accounts receivable and inventory) based on each segment’s percent of revenues to total consolidated revenues. Capitalized computer software costs are allocated to the software segment. Fixed assets, net, are allocated on the same basis as operating expenses (or by time spent on each segment as discussed above), since support equipment usage is generally tied to time utilized. All other assets are generally allocated on the same basis.

The following tables summarize information about segment income (loss) for the three months ended March 31, 2010 and 2009; and assets allocated to segments as of March 31, 2010 and 2009.

	Software Applications	Technology Solutions	Total Company
Three months ended March 31, 2010:
Net sales and service revenue	$3,835	$6,558	$10,393
Gross profit	1,553	796	2,349
Segment income (loss)	259	(224)	(*	)
Segment assets	11,102	7,572	18,674

Three months ended March 31, 2009:
Net sales and service revenue	$3,321	$5,556	$8,877
Gross profit	1,058	724	1,782
Segment income (loss)	(359)	(429)	(*	)
Segment assets	11,905	8,029	19,934

*	See reconciliation below

Reconciliation of Segment income (loss) (non-GAAP measure) to operating income (loss) per consolidated Statements of Operations (GAAP measure):

	Three Months Ended
	March 31, 2010	March 31, 2009
Segment income (loss):
Software Applications Segment	$259	$(359)
Technology Solutions Segment	(224)	(429)

TOTAL SEGMENT INCOME (LOSS)	35	(788)

Less: merger-related and compliance costs
Stock compensation – non-cash	(21)	(2)
Acquisition costs	—	(1)
Professional and legal compliance costs	(163)	(95)

OPERATING INCOME (LOSS) Per Consolidated Statements of Operations	$(149)	$(886)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

(Dollar amounts are presented in thousands, except where specifically stated.)

A. Introduction

Unless the context requires otherwise, “Computer Software Innovations, Inc.,” “CSI,” “we,” “our,” “us” and “the Company” refer to the consolidated combined business of Computer Software Innovations, Inc., a Delaware corporation, and its subsidiary, CSI Technology Resources, Inc., a South Carolina corporation.

Products and Services

We develop software applications and provide hardware-based technology solutions, focused primarily on the needs of organizations that employ fund accounting. Fund accounting is used by those entities that track expenditures and investments by “fund,” or by source and purpose of the funding (e.g., funds provided by government or grant sources), and is utilized primarily by public sector and not-for-profit entities. Our client base consists principally of K-12 (kindergarten through grade 12) public education and local government organizations including counties and municipalities. Our clients also include public libraries, disabilities boards, higher education and other non-governmental clients. While we have a significant number of non-education focused clients which represent our fastest growing sector based on increases in the number of new clients being added, our education focused customers typically generate more than 80% of our revenues in a given year.

Organization

Our business efforts are focused on two key operating segments: internally developed software applications and related service and support (our “Software Applications Segment”), and other technology solutions and related service and support (our “Technology Solutions Segment”).

Software Applications Segment

Our initial internally developed software product was developed for financial management of public sector entities, primarily local government and kindergarten through grade 12 (“K-12”) organizations. The largest portion of our revenues are derived from the K-12 education market space with the local government being one of our fastest growing segments. Recently acquired products are used in these markets and also in higher education. We may pursue other markets but currently they are not a substantial focus.

Our internally developed software efforts have grown to consist primarily of three product groups:

•	Fund accounting based financial management software

•	Standards based lesson planning software

•	Identity and access management software

•	Cloud-based communication and collaboration solutions

Fund accounting based financial management software

Our initial and primary software product, fund accounting based financial management software, was developed for those entities that track expenditures and investments by “fund,” or by source and purpose of the funding. Our fund accounting software is used by public sector and not-for-profit entities. These organizations are primarily municipalities, school districts and local governments. Specific software modules include:

•	General (or “Fund”) Ledger;

•	Accounts Payable;

•	Purchasing;

•	Payroll;

•	Human Resources;

•	Inventory;

•	Utility Billing; and

•	Other specialty modules designed for government markets.

In the initial state of our focus, South Carolina, and that of an acquired operation, Alabama, more than 90% of the K-12 school districts run our fund accounting software products. We also have a significant presence in the local government market space in these two states. In addition we have implementations in school districts or local government entities in six other states in the southeast: North Carolina, Georgia, Louisiana, Mississippi, Tennessee and Florida. We are looking to expand our financial management solutions to a national level, which will include accommodating expanded local and state reporting requirements.

Standards based lesson planning software

In September 2005, we acquired standards-based lesson planning software (“curriculator®”). The software is designed to allow teachers to create lesson plans that are tied to a state’s curriculum standards. These lesson plans may be reviewed by administrators and a report generated to determine the standards that have been met or need to be met. The product is in several K-12 schools, but is not currently a significant revenue driver.

Identity and access management software

In August 2008, we acquired our Identity and access management solutions through our acquisition of Version3, Inc. (“Version3®”). Our identity and access management solutions provide single sign-on, application access management and provisioning based on Microsoft® Identity Lifecycle Management and Microsoft SharePoint deployments. While Version3 solutions are not solely designed for the education market segment, many recent projects have been directed to K-12 and higher education. Prior to the acquisition, CSI was a reseller of Version3 solutions. By joining forces with Version3, we have achieved synergies to expand sales efforts, enhance delivery efficiencies, and allow increased focus on new product development and enhancements to existing solutions. Version3’s solutions do not require the level of integration with local or state reporting as do our financial management products. As a result, the Version3 installations have already expanded to a national level and include a few international implementations.

Cloud-based communication and collaboration solutions

In August 2009 we began development efforts of our CSI@K12 communication and collaboration solution based on Microsoft’s Live@edu hosted email solution. CSI@K12 is an instructional communications management solution providing tools to manage the regulatory compliance and security standards required within a K-12 based email environment. CSI@K12 also provides an integrated portal experience for school administrators, teachers, students and parents providing email, homework and class task, network file access and a rich set of collaboration tools. These include class sites and social media tools, delivered in a browser and native Microsoft Outlook access and views. It is anticipated this solution will be available in the summer of 2010.

Margins

As in other competitive software businesses, the sales and support of software products developed for resale, coupled with few related hardware sales, support higher margins in the Software Applications Segment (also referenced as “software and related services”). The sales of the Technology Solutions Segment (also referenced as “hardware sales and related services”) are typically at lower margins, due to the amount of hardware, a traditionally low margin product, included in those sales. See “ – Technology Solutions Segment – Margins” below for a detailed margins comparison of our Software Applications Segment to our Technology Solutions Segment.

Technology Solutions Segment

Solutions

Our Technology Solutions Segment has a staff of certified engineers capable of providing a broad range of technology solutions to our client base, including, but not limited to:

•	Technology planning (developing plans to purchase or upgrade computers, telephone equipment, cabling and software);

•	Hardware/software installations;

•	Cabling (installation of wiring and wireless devices to link computer networks and telephones);

•	System integration (installation of computers and configuration of software to enable systems to communicate with and understand each other);

•	Wide area networking (linking a group of two or more computer systems over a large geographic area, usually by telephone lines or the internet);

•	Wireless networking (linking a group of two or more computer systems by radio waves);

•	IP telephony and IP surveillance (sending voice calls and surveillance across the internet using internet protocol (“IP”), a standard method for capturing information in packets);

•	Project management (overseeing installation of computers, telephone equipment, cabling and software);

•	Support and maintenance (using Novell, Microsoft, Cisco and Citrix certified engineers and other personnel to fix problems);

•	System monitoring (proactively monitoring computers and software to detect problems);

•	Education technologies (distance learning and classroom learning tools such as interactive white boards and integrated accessories, such as hand held voting devices and audio systems).

Staffing

In addition to our engineers, our Technology Solutions Segment includes a staff of sales persons, project managers and product specialists. Our Technology Solutions Segment also purchases and resells products from a variety of manufacturers including but not limited to Dell, Hewlett Packard, Cisco, Microsoft, Novell, Promethean and Tandberg, and supports the Software Applications Segment, as needed.

Margins

The combination of traditionally low margin sales of hardware with the sales of services results in a much lower margin for the Technology Solutions Segment when compared to the Software Applications Segment. Gross margins for the Software Applications Segment were 40.5% for the three months ended March 31, 2010, while margins for our Technology Solutions Segment were 12.1% for the same period. Gross margins for the Software Applications Segment were 31.9% for the three months ended March 31, 2009, while margins for the Technology Solutions Segment were 13.0% for the same period.

We believe the combined efforts of our Technology Solutions Segment with that of our Software Applications Segment provide CSI with a competitive advantage in the education and government markets.

For a discussion of the results of the reported segments, see “—F. Financial Performance” below.

Strategy

While we report the business as two segments and use such information for analysis and decision making purposes, we also operate the business collectively, taking advantage of cross-selling opportunities. As a part of our software applications and technology solutions sales efforts we provide systems and software networking and integration services. These services also generate a significant amount of revenue by increasing demand for the computer hardware equipment we sell.

Our marketing strategy is to provide a suite of software products coupled with full service integration of the hardware solutions that support those products and other back-office functions, and to provide ongoing technical support, monitoring and maintenance services to support the clients’ continuing needs. We also market our hardware solutions and ability to provide a wide level of services and support independent from our software solutions, which when marketed to a fund accounting based organization may also lead to future software sales and integration services. By providing a client the ability to call one solution provider and circumvent the difficulties that often arise when dealing with multiple vendors, we believe we are able to achieve high long-term client satisfaction and a competitive advantage in the marketplace.

By strategically combining our internally developed software applications with our ability to integrate computer, networking and other hardware solutions, we have been successful in providing software and hardware solutions to over 1,000 clients located primarily in the southeastern states of South Carolina, Alabama, North Carolina, Georgia, Florida, Mississippi, Louisiana and Tennessee. In the states of South Carolina, where CSI was founded, and Alabama where one of our acquired operations was founded, we have account penetration in excess of 90% in the K-12 school district market space.

Our long-term strategy is to pursue a national presence. Our primary initial focus has been on the southeast region of the United States. As a result of our acquisitions, we have expanded our reach into the southeastern states significantly and are beginning to look at other areas of the United States as well. Additionally, with our latest acquisition we have added a small number of customers outside our main southeast footprint, including a few new customers internationally. Not all solutions are marketed to all states. However, we continue to expand the number of solutions offered in each area as resources and expanding vendor relationships permit.

For more information on our strategy, see “Acquisitions” below and our latest annual report filed on Form 10-K.

Acquisitions

We believe that to remain competitive, we need to take advantage of acquisition opportunities that arise which may help us achieve greater geographic presence and economies of scale. We may also utilize acquisitions to, when appropriate, expand our technological capabilities and product offerings. We believe our markets contain a number of attractive acquisition candidates. We foresee expanding through acquisitions of one or more of the following types of software and technology organizations:

•	Developers and resellers of complementary software, such as time and attendance, workflow management, tax appraisals and assessment, education, court and law enforcement related products.

•	Software companies with operations in the public educational and governmental market segments.

•	Consulting firms providing high level professional services. We believe this type of acquisition would enhance our offering of technology planning and project management.

We are unable to predict the nature, size or timing of any acquisition. We can give no assurance that we will reach agreement or procure the financial resources necessary to fund any acquisition, or that we will be able to successfully integrate or improve returns as a result of any such acquisition. We continue to pursue and enter into preliminary discussions with various acquisition candidates. However, the Company has not entered into agreements or understandings for any acquisitions which management deems material.

B. Recent Developments

New Product Development

In August 2009 we began development efforts of our CSI@K12 communication and collaboration solution based on Microsoft’s Live@edu hosted email solution. This is an effort driven within our Version3 division, acquired in the fall of 2008. CSI@K12 is an instructional communications management solution providing tools to manage the regulatory compliance and security standards required within a K-12 based email environment. CSI@K12 also provides an integrated portal experience for school administrators, teachers, students and parents providing email, homework and class task, network file access and a rich set of collaboration tools. These include class site and social media tools, delivered in a browser and native Microsoft Outlook access and views. It is anticipated this solution will be available in the summer of 2010. We estimate we will commit $1 million to develop this offering, including both research and development and capitalized development costs, as well as capital expenditures to develop and host certain functions related to this solution. We anticipate we will recover this investment within a two to three year period.

The Current Economic Crisis, Our Response, and the American Recovery and Reinvestment Act of 2009 and Guidance

Impact of Recovery Act

As 2008 progressed, the United States slid into what has been described by economic and financial analysts as a “recession.” Reductions in business and consumer spending impact our primary client base — education and local government customers — by reducing their revenues from sales tax. Reductions in property values can impact our clients through reductions in property taxes. Such reductions have the potential to decrease the amount of funds available for the software and technology solutions CSI provides. Some projects, such as new construction, may have funds available through previous bond raising activities, while other projects may not have such funding.

As a result of the impact of the recession on our customers, in 2009 we saw a moderate increase in the amount of projects postponed or changed as a result of customer budget cuts. However, a potential indicator of ongoing business health — the value of quoting activity and incoming service orders received — has held steady and at times exceeded modestly that of the recent past. Additionally, due to our acquisition activity we now have a greater geographic region and larger number of potential customers to sell into than at any point in our past history. Also, we have a greater breadth of product offerings, which we believe, coupled with our expanded geographic reach, provides the potential to double our EBIDTA over the next five years. (EBITDA is a non-GAAP measure. Please see our disclosure regarding EBITDA and reconciliation to the nearest GAAP measure under “G. Liquidity and Capital Resources – Non-GAAP Financial Measures: EBITDA and Adjusted EBITDA”). However, in light of the current economic climate, and given that our governmental client base generally lags the private sector both in feeling the impact of an economic downturn and benefit from a recovery due to the delay in tax collection cycles, we see significant uncertainty in the short term, perhaps through 2011. Our financial results, including revenues and profitability, will hinge significantly on the mix between the actual impact from decreased customer budgets and our ability to acquire new accounts and increase penetration in existing accounts and with new products. We cannot predict what impact this change in mix, if any, will have on our financial results.

On February 17, 2009, President Obama signed into law The American Recovery and Reinvestment Act of 2009 (“Recovery Act”). The Recovery Act was an attempt to jumpstart an economic recovery. It included spending for extension of jobless benefits, relief for state government and education budget shortfalls, and funding of specific initiatives, including improving our nation’s infrastructure, expanding educational opportunities and enhancing energy independence (“Stimulus”). Millions of dollars have been made available to the education market space, including more than $846 million in Stabilization funds, Title I and IDEA (Individuals with Disabilities Education Act), E2T2 (Enhancing Education Through Technology), etc. for South Carolina alone. (The state where CSI was founded and which continues to be our largest source of revenue. South Carolina amounts are per tables by state available at the US Department of Education’s www.ed.gov website and are for use over the next two school years.)

The initiatives and incentives contained in the Recovery Act which relate to the education and local government market space may have a direct, positive impact on our financial results. However, based on what we have seen thus far, it appears the Recovery Act is more likely defraying the negative impact of budget shortfalls in our customer markets and has assisted us in maintaining better results on our revenue line than we might have experienced otherwise, rather than driving significant new business. Due to the uncertainties as to how the funds are being distributed and for what areas they are being used; where, and how much might remain available; what eligible projects we might be able to propose and win; and whether suppliers are capable of meeting the potential increase in demand, we cannot predict what impact, if any, the Recovery Act has had or will continue to have on our financial results. Once all Stimulus funding is used or expires, our clients may experience additional budgetary pressure until they participate in any economic recovery, which has typically been on a delayed basis compared to the private sector.

Due to the uncertainty created by the current economic environment, we took precautionary measures in the first quarter of 2009 to control costs. We froze salaries and reduced our contribution to our 401(k) plan from a dollar for dollar match up to 3%, to a dollar for dollar match up to 1.5%. Our revenues continued to be significantly negatively impacted in the second quarter in comparison to the prior year, and, unlike we had hoped, we saw no significant improvement from Stimulus spending. Accordingly, midway through the second quarter of 2009 we reduced our labor force by approximately 10% to more closely align with adjusted revenue expectations in light of the economic climate coupled with potential continued delays in Stimulus spending. These reductions are estimated to reduce our expenses by about $300 per quarter on a (pre-tax) go forward basis. Throughout the remainder of 2009, we continued and in 2010 we continue to monitor our staffing needs and employee headcount closely.

Through the third and fourth quarters we saw very few deals for which the funding can be readily tied to Stimulus sources. In the first quarter of 2010, we saw an increase in proposals referring to the Stimulus as a funding source. However, we are uncertain what, if any, stabilization of budgets has occurred as a result of Stimulus funding, or what change in budget conditions may exist following the full use or expiration of Stimulus funding. As a result, we continue to plan and budget without regard to any potential benefit from Stimulus efforts. We may take further actions in 2010 to reduce costs depending on our continued monitoring of our financial results. These could include employee furloughs, deferral of replacements for personnel attrition, or if not otherwise avoidable, reducing headcount beyond attrition. While we plan to take such actions based on our monitoring of our ongoing results, we cannot predict those results or the timing, number of or dollar impact of cost reduction efforts we may take or the impact such efforts may have on our financial results. Additionally, if our performance is not impacted significantly by the economy and/or the potential benefits of the Recovery Act are significantly positive to our financial results, we may reinstate raises and increase our 401(k) contributions to prior levels. We may also consider reinstating and funding in future periods, those increases and contributions which were frozen, reduced or otherwise not paid in prior periods.

General Guidance (Forward-Looking Information)

The impact of the current economic conditions on our customers’ budgets have, we believe, resulted in an extension of our sales closing cycles. The unknowns related to the timing, issuance of and restrictions which may be placed on Stimulus funds, and uncertainty as to the amount each eligible customer may receive, have pushed out the decision making processes with regard to the funding of technology solutions and services. Due to the lack of knowledge as to what funds will be available for what projects and when our customers’ ability to make determinations as to the allocation of their funds to projects, investing in opportunities for technology improvement and purchase decisions may be clouded in the short-term. Additionally, it is unclear what impact the full utilization and expiration of Stimulus funds will have on customer budgets in the next one to two years. As a result of cost reduction efforts we made in the first and second quarters of 2009, we previously disclosed prior to the end of our first quarter 2010 our expectations that our bottom line performance for the first quarter of 2010 would be better than the same quarter of the prior year, and we did see improvement. As a result, we are cautiously optimistic the same will hold true as we move further into 2010. Many observers have reflected in the U.S. press that the economy has entered a recovery. However, our market space, the local government and education space, collects tax revenues based on results in the private sector. Accordingly, our market space is generally slower in both entering and exiting a recessionary period. As a result, we are unable to provide any specific guidance for 2010 as we await the settlement of uncertainties surrounding the timing of any impact from an economic recovery on our market space or from any Stimulus funding. While the short-term outlook is unclear, we do continue to watch our costs in relation to revenue and other business indicators. We also continue to make investments in research and new product development and improved partner relationships which we believe improve our prospects for growth in the longer-term.

C. Forward-Looking and Cautionary Statements

This report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Among other things, these statements relate to our financial condition, results of operations and future business plans, operations, opportunities and prospects. In addition, we and our representatives may from time to time make written or oral forward-looking statements, including statements contained in other filings with the Securities and Exchange Commission and in our reports to stockholders. These forward-looking statements are generally identified by the words or phrases “may,” “could,” “should,” “expect,” “anticipate,” “plan,” “believe,” “seek,” “estimate,” “predict,” “project” or words of similar import. These forward-looking statements are based upon our current knowledge and assumptions about future events and involve risks and uncertainties that could cause our actual results, performance or achievements to be materially different from any anticipated results, prospects, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are not guarantees of future performance. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date that we make them. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

We have included risk factors and uncertainties that might cause differences between anticipated and actual future results in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2009. We have attempted to identify, in context, some of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. The operations and results of our software and systems integration businesses also may be subject to the effects of other risks and uncertainties, including, but not limited to:

•	a reduction in anticipated sales;

•	an inability to perform customer contracts at anticipated cost levels;

•	our ability to otherwise meet the operating goals established by our business plan;

•	market acceptance of our new software, technology and services offerings;

•	an economic downturn; and

•	changes in the competitive marketplace and/or customer requirements.

D. Critical Accounting Policies and Estimates

Basis of Presentation

Our consolidated financial statements include CSI Technology Resources, Inc., a wholly-owned subsidiary. We use the accrual basis of accounting.

We employ accounting principles generally accepted in the United States of America (“generally accepted accounting principles” or “GAAP”). GAAP requires us to make estimates, assumptions and judgments and rely on projections of future results of operations and cash flows. Those estimates, assumptions, judgments and projections are an integral part of the financial statements. We base our estimates and assumptions on historical data and other assumptions, which include knowledge and experience with regard to past and current events and assumptions about future events that we believe are reasonable under the circumstances. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in our financial statements. In addition, they affect the reported amounts of revenues and expenses during the reporting period.

Our judgments are based on our assessment as to the effect certain estimates and assumptions of future trends or events may have on the financial condition and results of operations reported in our financial statements. It is important that an investor understand that actual results could differ materially from these estimates, assumptions, projections and judgments.

Certain accounting policies, methods and estimates are particularly sensitive because of their significance to the financial statements and of the possibility that future events affecting them may differ markedly from management’s current judgments. For a description of our significant accounting policies, see Note 1 contained in the explanatory notes to our unaudited consolidated financial statements as of and for the three months ended March 31, 2010 included as part of this report. The most critical accounting policies that have a significant impact on the results we report in our consolidated financial statements are discussed below.

Disclosure Regarding Segments

The Company reports its operations under two operating segments: the Software Applications Segment and the Technology Solutions Segment. See “A. Introduction – Products and Services” and “ – Organization” for more detailed discussions regarding our segments.

Revenue Recognition

Software License Revenues

Software revenues consist principally of fees for licenses of our internally developed software products, service and training. We recognize all software revenue using the residual method in accordance with the “Software – Revenue Recognition” subtopic of the FASB’s ASC. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of the vendor specific fair value of one or more undelivered elements does not exist, revenues are deferred and recognized when delivery of those elements occurs or when fair value can be established.

Company-specific objective evidence of fair value of maintenance and other services is based on our customary pricing for such maintenance and/or services when sold separately. At the outset of the arrangement with the customer, we defer revenue for the fair value of its undelivered elements (e.g., maintenance, consulting and training) and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (i.e., software product) when the basic criteria in ASC 985-605 have been met. If such evidence of fair value for each undelivered element of the arrangement does not exist, we defer all revenue from the arrangement until such time that evidence of fair value does exist or until all elements of the arrangement are delivered.

Under ASC 985-605, revenue attributable to an element in a customer arrangement is recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed or determinable, (iv) collectability is probable and (v) the arrangement does not require services that are essential to the functionality of the software.

Persuasive evidence of an arrangement exists. We determine that persuasive evidence of an arrangement exists with respect to a customer when we have a written contract, which is signed by both us and the customer, or a purchase order from the customer when the customer has previously executed a standard license arrangement with us.

Delivery has occurred. Our software may be either physically or electronically delivered to the customer. We determine that delivery has occurred upon shipment of the software pursuant to the billing terms of the agreement or when the software is made available to the customer through electronic delivery.

The fee is fixed or determinable. If at the outset of the customer engagement we determine that the fee is not fixed or determinable, we recognize revenue when the fee becomes due and payable.

Collectability is probable. We determine whether collectability is probable on a case-by-case basis. When assessing probability of collection, we consider the number of years in business, history of collection, and product acceptance for each customer. We typically sell to customers for whom there is a history of successful collection. However, collection cannot be assured.

We allocate revenue on software arrangements involving multiple elements to each element based on the relative fair value of each element. Our determination of the fair value of each element in multiple-element arrangements is based on vendor-specific objective evidence (“VSOE”). We align our assessment of VSOE for each element to the price charged when the same element is sold separately. We have analyzed all of the elements included in our multiple-element arrangements and determined that we have sufficient VSOE to allocate revenue to the maintenance, support and professional services components of our perpetual license arrangements. We sell our professional services separately, and have established VSOE for professional services on that basis. VSOE for maintenance and support is determined based upon the customer’s annual renewal rates for these elements. Accordingly, assuming that all other revenue recognition criteria are met, we recognize revenue from perpetual licenses upon delivery using the residual method in accordance with “Software – Revenue Recognition” subtopic of the FASB ASC.

Our software products are fully functional upon delivery and implementation and do not require any significant modification or alteration of products for customer use.

We expense all manufacturing, packaging and distribution costs associated with software license sales as cost of license revenues.

Computer Hardware Sales Revenues

Revenue related to hardware sales is recognized when: (a) we have a written sales agreement; (b) delivery has occurred; (c) the price is fixed or determinable; (d) collectability is reasonably assured; (e) the product delivered is standard product with historically demonstrated acceptance; and (f) there is no unique customer acceptance provision or payment tied to acceptance or an undelivered element significant to the functionality of the system. Generally, payment terms are net 30 days from shipment. When sales to a customer involve multiple elements, revenue is recognized on the delivered element provided that (1) the undelivered element is a standard product, (2) there is a history of acceptance on the product with the customer and (3) the undelivered element is not essential to the customer’s application. Revenue related to spare parts is recognized on shipment. Shipping and handling charges to customers are included in revenues. Shipping and handling costs incurred by the Company are included in cost of sales.

Technology revenues are generated primarily from the sale of hardware. In accordance with the “Revenue Recognition” topic of the FASB ASC, we record revenues as net when we serve as an agent. In these circumstances, our supplier pays a commission to us but acts as the primary obligor in a transaction and we record only the commission in revenues. We record revenues as gross (generally cost of merchandise plus margin) when we serve as a principal whereby we act as the primary obligor in a transaction, have the latitude for establishing pricing and retain all the credit risk associated with such transaction.

Long-term Payment Arrangements

Our primary customer base consists of local government and education entities whose source of funding (local taxes and federal funding) is generally assured; accordingly the risk of uncollectability is lower than that of businesses selling primarily to non-government entities. The Company has an ongoing practice of providing financing for certain purchases under notes receivable or long term leases typically ranging from 3 to 5 years, subject to review of its exposure under such facilities and cash flow availability or needs at the time of such purchases. Such amounts have not constituted a significant portion of its account balances, and the Company has historically never experienced a default under such arrangements. The Company recognizes revenue under these arrangements when the criteria noted under Software License Revenues and Computer Hardware Sales Revenues above is met, in accordance with “Revenue Recognition – Software” subtopic of the FASB ASC.

Service/Support Revenues

Services revenues consist of professional services and maintenance fees from software and hardware maintenance agreements. Maintenance agreements are typically priced based on a percentage of the product license fee or hardware cost and have a one-year term, renewable annually. Services provided to customers under maintenance agreements may include technical product support and unspecified software upgrades. Revenue related to maintenance and service contracts is recognized ratably over the duration of the contracts. Deferred revenues from advanced payments for maintenance agreements are recognized ratably over the term of the agreement, which is typically one year.

Warranties

Our suppliers generally warrant the products distributed by us and allow returns of defective products, including those that have been returned to us by its customers. We do not independently warrant the products we distribute, but we do warrant our services with regard to products that we configure for our customers and products that we build from components purchased from other sources. Warranty expense is not material to our financial statements.

Long-lived Assets

Capitalization

Expenditures for major renewals or betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expenses as incurred.

We continually evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable in accordance with “Property, Plant, and Equipment” topic of the FASB ASC. When factors indicate that long-lived assets should be evaluated for possible impairment, we use an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows exceed the carrying value of the asset, a loss is recorded as the excess of the asset’s carrying value over fair value.

Depreciation

Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of such property and equipment.

Computer Software Costs and Amortization

Computer software costs consist of internal software production costs and purchased software costs capitalized under the provisions of “Software” subtopic of the FASB ASC, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.”

Costs in the research and development of new software products where the technological feasibility is unknown and enhancements which do not prolong the software life or otherwise increase its value are expensed as incurred. Capitalized computer software costs are amortized over the economic life of the product, generally three to four years, using the straight-line method. Much of our software development efforts related to our fund accounting and lesson planning products focus on the implementation of known technological capabilities applied to common business processes to enhance our existing products. Historically, through our software solutions segment, prior to 2009, we spent material efforts on technological innovation for which the feasibility has been unknown. However, as a result of our acquisition of the more complex Version3 products in the latter part of 2008, and related to efforts to expand those and develop additional product offerings where the technological feasibility is not readily known we are now increasing our efforts toward research and development and record the costs of such efforts separately, as research and development, on the face of our financial statements.

Other Intangible Assets

The Company follows the provisions set forth in the “Equity” topic of the FASB ASC in our accounting and reporting for other intangible assets.

The “Equity” topic of the FASB ASC eliminates the requirement to amortize intangible assets with an indefinite life, addresses the amortization of intangible assets with a defined life, and addresses impairment testing and recognition indefinite-lived intangible assets. In accordance with the “Equity” topic of the FASB ASC, we do not amortize indefinite-lived intangible assets (e.g., corporate trademarks for which planned use is indefinite). We evaluate the remaining useful life of intangible assets that are not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, we amortize the intangible asset prospectively over its remaining estimated useful life. Amortizable intangible assets (e.g., product trademarks) are amortized on a straight-line basis over six years or the life of the product, whichever is shorter.

In addition, as required under “Intangibles – Goodwill and Other” subtopic of the FASB ASC, we perform annual tests for impairment of our indefinite-lived intangible assets. Our indefinite-lived intangible assets consist of values assigned to certain trademarks and other intangibles we have developed or acquired.

Stock Based Compensation

The Company has a stock based compensation plan, the 2005 Incentive Compensation Plan. The Company accounts for stock based compensation using the fair value method prescribed in the “Compensation – Stock Compensation” subtopic of the FASB ASC, which the Company adopted in 2006 using the modified prospective method. The Company utilizes the Black-Scholes model to estimate the fair value of the shares granted.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due or refundable plus deferred income tax assets and liabilities. Deferred income tax assets and liabilities are recorded to recognize the income tax effect of the temporary differences in the method of reporting various items of income and expenses for financial reporting purposes and income tax purposes. The deferred income tax assets and liabilities at the end of the year are determined using the statutory tax rates expected to be in effect when the taxes are actually due or refundable.

As of the beginning of our 2007 fiscal year, we adopted the provisions of the “Income Taxes” topic of the FASB ASC, which provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return. We recognize the impact of our tax positions in our financial statements if those positions will more likely than not be sustained on audit, based on the technical merit of the position.

Related Party Transactions and Off-Balance Sheet Arrangements

We have not entered into any significant transactions with related parties other than the issuance of subordinated debt to certain executive officers and shareholders and payments described in Note 4 to our unaudited financial statements as of and for the three months ended March 31, 2010 and under “—G. Liquidity and Capital Resources—Credit Arrangements” below. We do not use off-balance-sheet arrangements with unconsolidated related parties, nor do we use other forms of off-balance-sheet arrangements such as research and development arrangements.

E. Recent Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and/or disclosure of financial information by the Company.

In April 2010, The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-17, concerning the milestone method of revenue recognition. The ASU codified the consensus reached in EITF Issue No. 08-9, “Milestone Method of Revenue Recognition.” The amendments to the Codification provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The Company is currently evaluating the impact of the adoption of this guidance but does not anticipate it will have a material impact on our results of operations or financial condition.

In April 2010, The FASB issued ASU No. 2010-13, concerning stock compensation awarded in the currency of which the underlying equity security trades. The ASU codified the consensus reached in EITF Issue No. 09-J. The amendments to the Codification clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity shares trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The Company is currently evaluating the impact of the adoption of this guidance but does not anticipate it will have a material impact on our results of operations or financial condition.

In February 2010, the FASB issued ASU No. 2010-09, concerning the recognition and disclosure requirements of certain subsequent events. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The FASB believes these amendments remove potential conflicts with the SEC’s literature. The Company is currently evaluating the impact of the adoption of this guidance but does not anticipate it will have a material impact on our results of operations or financial condition.

In January 2010, The FASB issued ASU No. 2010-06, concerning disclosures about fair value measurements. The ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends the Codification to now require (1) A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (2) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures (1) For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and (2) A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. The Company is currently evaluating the impact of the adoption of this guidance but does not anticipate it will have a material impact on our results of operations or financial condition.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

F. Financial Performance

All numbers stated in thousands, except per share data and where specifically noted in millions.

Overview

Our revenues increased $1.5 million or 17% to $10.4 million for the first quarter of 2010 compared to the same period of the prior year. The revenue increase was due to a $0.5 million increase in software revenues and a $1.0 million increase in technology revenues. The 15% improvement in software revenues was due primarily to increases in new product sales, services and support. The 18% increase in technology revenues was due to an increase in technology hardware sales and services.

Gross profit for the first quarter of 2010 increased $0.6 million, or 32%, to $2.3 million compared to the same period of the prior year. The increase was due primarily to a $0.5 million increase in gross profit from the software segment and a $0.1 million increase in gross profit from the technology segment, both gross profit increases being driven by revenues increasing in both segments. The overall gross margin improved from 20.1% to 22.6% due to increased margins in the software segment, partially offset by a lower margin in the technology segment. Overall, the Software Application Segment reported 40.5% margin in the first quarter of 2010 versus 31.9% for the same period in 2009 with improved economies of scale, while the Technology Solutions Segment reported 12.1% margin in the first quarter of 2010 versus 13.0% for the same period in 2009 due to unfavorable changes in product mix toward resold hardware and away from commissioned hardware sales (revenue for business referrals, which has no direct cost component).

Operating income (loss) for the first quarter of 2010 improved $0.7 million, or 83%, to a loss of $0.1 million compared to the loss in the same period of the prior year. The improvement in operating loss came from the increase in gross profit of $0.6 million and a $0.2 decrease in operating expenses primarily due to a reduction in workforce in May of 2009 and reduced research, with more costs being capitalized in the later stages of the CSI@K12 project.

Net income (loss) for the first quarter of 2010 improved $0.5 million or 74%, compared to the same period of the prior year, to a loss of $0.2 million. The improvement was driven by the improvement in operating income (loss) coupled with reduced interest expense and partially offset by a decrease in income tax benefit with reduced losses.

The loss for the first quarter is representative of the fact our first and fourth quarters of our fiscal year are our lower performing quarters compared to our second and third quarters. Since most of our revenues are derived from operations in the K12 education market space, we provide a much larger number of technology solutions in the summer months when schools are closed. We must maintain a sufficient level of personnel through the slower quarters to service the increase in business in the higher periods, which typically reduces the income (loss) we have in the first and fourth quarters, compared to the summer quarters.

Consolidated Results of Operations for the Three Months Ended March 31, 2010 and 2009

	Three Months Ended
	March 31, 2010	March 31, 2009	Increase (Decrease)
NET SALES AND SERVICE REVENUE	$10,393	$8,877	$1,516
GROSS PROFIT	2,349	1,782	567
OPERATING INCOME (LOSS)	(149)	(886)	737

SIGNIFICANT ITEMS THAT INCREASED (DECREASED) OPERATING INCOME (LOSS)
Gross Profit:
Sales			$1,516
Cost of sales excluding depreciation, amortization, and capitalization			(1,159)
Depreciation and amortization			18
Capitalization of software costs			192

			567
Operating Expenses:
Research and development costs			52
Selling costs			175
Marketing costs			(6)
Professional and legal compliance costs			(68)
Stock based compensation			(19)
Acquisition expenses			1
Depreciation and amortization			15
Other general and administrative expenses			20

			$737

Revenues

Total revenues in the first quarter of 2010 increased $1.5 million or 17% in comparison with the first quarter of 2009 to $10.4 million. Of this increase, software segment revenues increased $0.5 million and technology segment revenues increased $1.0 million. Software revenues improved $0.5 million, while technology revenue improved $1.0 million. The 15% improvement in software revenues was due to increases in new product sales, services and support revenues. The 18% increase in technology revenues was due primarily to an increase in technology hardware, interactive classroom services and support, and engineering services and support, partially offset by decreases in technology reseller commissions and third party service contracts.

Gross Profit

Gross profit for the first quarter of 2010 increased $0.6 million or 32% in comparison with the first quarter of 2009, to $2.3 million. Of this increase, $0.5 million was due to an increase in software segment gross profit, while technology had a $0.1 million increase. The increase in both segments’ gross profit were driven primarily by increased revenues in both segments, a small reduction in depreciation and amortization and increased costs capitalized for CSI@K12 software development, partially offset by the increase in cost of sales related to increased sales of technology hardware and increased costs related to software development for CSI@K12. The gross margin improved from 20.1% to 22.6% due to increased margins in the software segment from 31.9% in the prior year’s first quarter to 40.5% for the first quarter of the current year, due to improving economies of scale and increased CSI@K12 software costs capitalized and less recorded as research and development in the later stages of this product’s development cycle. This improvement was partially offset by a lower margin in the technology segment, which decreased from 13.0% in the prior year’s first quarter to 12.1% for the first quarter of the current year. The decrease in the technology margin was due to unfavorable changes in product mix toward resold hardware and away from commissioned hardware sales (revenue for business referrals, which has no direct cost component).

Operating Expenses

Operating expenses for the first quarter decreased $0.2 million compared to the first quarter of 2009, to $2.5 million. The above table analyzes the major items that account for this decrease. The decrease was primarily a result of the reduction in workforce from May 2009, impacting selling costs and other general and administrative costs, and due to reduced research and development costs as more program costs are being capitalized, due to being in later stages of the CSI@K12 project, where technological feasibility of most related program areas is known. These decreases were partially offset by increased professional and legal compliance costs from extended investor relations efforts with a new support group and increased stock-based compensation expense related to the extended investor relations efforts with a new support group and a change to stock-based compensation for the outside board of directors, from all cash compensation in the same period of the prior year. The $0.6 million increase in gross profit, net of the improvement in operating expenses resulted in an improvement in operating income (loss) of $0.7 million or 83% to a loss of $0.1 million compared to the prior year’s first quarter loss of $0.9 million.

Segment Information

CSI is organized into the two segments: Software Applications and Technology Solutions.

Software Applications Segment

Through our Software Applications Segment, we develop, sell, deploy and provide ongoing support of proprietary software applications.

	Three Months Ended
	March 31, 2010	March 31, 2009	Increase (Decrease)
NET SALES AND SERVICE REVENUE	$3,835	$3,321	$514
GROSS PROFIT	1,553	1,058	495
OPERATING INCOME (LOSS)	259	(359)	618

SIGNIFICANT ITEMS THAT INCREASED (DECREASED) OPERATING INCOME (LOSS)
Gross Profit:
Sales			$514
Cost of sales excluding depreciation, amortization, and capitalization			(225)
Depreciation and amortization			14
Capitalization of software costs			192

			495
Operating Expenses:
Research and development costs			52
Selling costs			101
Marketing costs			(46)
Depreciation and amortization			12
Other general and administrative expenses			4

			$618

Software revenues increased by $0.5 million, or 15%, in comparison with the first quarter of 2009. The improvement in software revenues was due primarily to increases in new fund accounting software module sales, upgrades, services, and support revenues, including increased support from Version3 products. These increases were partially offset by a decrease in new software sales and services revenues from Version3 products, due to customer driven delays in installation timelines for Version3 products.

Software cost of sales increased less than 1% in comparison with the first quarter of 2009. The increase in cost of sales came primarily from increased costs for development of the CSI@K12 solution. However, this increase was offset by the additional capitalization of software costs for the CSI@K12 solution, and a small decrease in depreciation and amortization. The gross margin for the first quarter of 2010 was 40.5% compared to 31.9% in the first quarter of 2009. The increase in the margin was due to better economies of scale driven by increased new fund accounting software module and upgrade sales, services, and support revenues.

Software operating expenses for the segment decreased $0.1 million, or 9% in comparison with the first quarter of 2009. The decrease was primarily due to due to reduced research and development costs with more costs being capitalized as the CSI@K12 project matures, decreased selling costs as a result of the reduction in workforce in May 2009, and a small decrease in depreciation and amortization and other general and administrative expenses. These decreases in operating expenses were partially offset by increased marketing costs for both fund accounting software and Version3 solutions. The segment experienced an increase in segment operating income of $0.6 million, or 140% in comparison to the first quarter of 2009, driven by the increase in gross profit and reduced operating expenses discussed above.

Technology Solutions Segment

Through our Technology Solutions Segment, we provide technology solutions through the sales and distribution of computers and accessories and offer a wide range of technology consulting services, including network and systems integration and computer support and maintenance services.

	Three Months Ended
	March 31, 2010	March 31, 2009	Increase (Decrease)
NET SALES AND SERVICE REVENUE	$6,558	$5,556	$1,002
GROSS PROFIT	796	724	72
OPERATING INCOME (LOSS)	(224)	(429)	205

SIGNIFICANT ITEMS THAT INCREASED (DECREASED) OPERATING INCOME (LOSS)
Gross Profit:
Sales			$1,002
Cost of sales excluding depreciation, amortization, and capitalization			(934)
Depreciation and amortization			4

			72
Operating Expenses:
Selling costs			74
Marketing costs			40
Depreciation and amortization			3
Other general and administrative expenses			16

			$205

Technology revenues increased $1.0 million, or 18% in comparison to the first quarter of 2009. The increase in technology revenues was due primarily to an increase in technology hardware, interactive classroom services and support, and engineering services and support. These increases were partially offset by decreases in technology reseller commissions and third party service contracts.

Technology cost of sales increased $0.9 million, or 19% in comparison to the first quarter of 2009. The increase in technology cost of sales accompanied the increase in technology revenues for the related products and services. Gross profit for the period increased $0.1 million due to the increases in revenues, net of costs described above and a modest decline in depreciation and amortization, partially offset by the impact of an unfavorable change in margin. Segment gross margin for the period decreased from 13.0% to 12.1% due to less technology reseller commissions for business referrals to equipment vendors which carry a high margin as the referral commissions having no associated purchases (no related costs of sales).

Technology operating expenses decreased $0.1 million, or 12% in comparison to the first quarter of 2009, primarily from the impact of the reduction in workforce from May 2009, impacting selling costs and other general and administrative expenses. Reduced marketing and depreciation and amortization costs added to the decrease in operating expenses. As a result of the slight increase in gross profit, combined with the reduction in operating expenses, the segment experienced an improvement in segment operating income (loss) of $0.2 million, or 48% in comparison to the first quarter of 2009.

The following tables summarize information about segment income for the three months ended March 31, 2010 and 2009, and assets allocated to segments as of March 31, 2010 and 2009.

	Software Applications	Technology Solutions	Total Company
Three months ended March 31, 2010:
Net sales and service revenue	$3,835	$6,558	$10,393
Gross profit	1,553	796	2,349
Segment income (loss)	259	(224)	(*	)
Segment assets	11,102	7,572	18,674

Three months ended March 31, 2009:
Net sales and service revenue	$3,321	$5,556	$8,877
Gross profit	1,058	724	1,782
Segment income (loss)	(359)	(429)	(*	)
Segment assets	11,905	8,029	19,934

*	See reconciliation below

Reconciliation of Segment income (loss) (non-GAAP measure) to operating income (loss) per consolidated Statements of Operations (GAAP measure):

	Three Months Ended
	March 31, 2010	March 31, 2009
Segment income:
Software Applications Segment	$259	$(359)
Technology Solutions Segment	(224)	(429)

TOTAL SEGMENT INCOME (LOSS)	35	(788)

Less: merger-related and compliance costs
Stock compensation – non-cash	(21)	(2)
Acquisition costs	—	(1)
Professional and legal compliance costs	(163)	(95)

OPERATING INCOME (LOSS) Per Consolidated Statements of Operations	$(149)	$(886)

Interest and Other Income and Expenses

Interest expense decreased in the first quarter of 2010 by $41, or 36%, compared to the first quarter of 2009. The decrease was primarily due to reduced average borrowings on the line of credit and on the subordinated debt during the first quarter of 2010 compared to the same period in 2009.

Income Taxes

Income tax benefit decreased by $0.3 million or 85% in the first quarter of 2010 compared to the first quarter of 2009. The decrease was due primarily to the decrease in pre-tax loss when compared to the prior year.

Net Income (Loss) and Earnings (Loss) per Share

Net income (loss) improved in the first quarter of 2010 by $0.5 million, or 74%, compared to the loss of $0.7 million for the first quarter of 2009, to a loss of $0.2 million for the first quarter of 2010. The improvement was primarily due to the increase in gross profit from both segments combined with the decreased operating expenses and decreased interest expense, and partially offset by a decrease in income tax benefit.

Basic and diluted earnings (loss) per share improved from a loss of $0.10 in the first quarter of 2009 to a loss of $0.03 in the first quarter of 2010. The improvement was primarily due to the decrease in net loss partially offset by the increase in the number of basic shares following the issuance of common stock for stock-based compensation in 2010.

G. Liquidity and Capital Resources

Our strategic plan includes the expansion of the Company both organically and through acquisitions. Due to the long-term nature of investments in acquisitions, new product development, selling, marketing, administration and product modification investment to support geographic expansion and other financial needs to support organic growth, including working capital, we expect our long-term and working capital needs to periodically exceed the short-term fluctuations in cash flow from operations. Accordingly, we use debt and equity vehicles in addition to cash flow from operations to fund our growth and working capital needs. Currently our funds for working capital are provided under our $7.0 million revolving line of credit.

Cash Flows

For the three months ended March 31, 2010 the Company had an increase in cash and cash equivalents of $0.6 million, from no cash and cash equivalents at the end of December 31, 2009 to cash and cash equivalents of $0.6 million at March 31, 2010. This compares to no increase in cash and cash equivalents in the same quarter of the prior year. Since the time of the reverse merger in 2005 the Company has operated in most periods without cash and in reliance on a revolving line of credit facility to fund its day to day working capital needs and acquisition activities. The increase in cash and cash equivalents was due to significantly reduced uses of cash, primarily due to a significant paydown of our revolving facility with a high ending balance at the end of 2008, compared to no such need with little outstanding at the end of 2009, as further described below.

Cash from Operating Activities

Cash provided by operating activities totaled approximately $1.3 million in the first three months of 2010 compared to cash provided by operating activities of approximately $4.6 million in the first three months of 2009. The decrease, $3.3 million, was due primarily to significant collection activity in the first three months of 2009 compared to that of 2010. Collections were slower at the end of 2008 and, accordingly, the balance in receivables was much higher at the beginning of 2009 than at the beginning of 2010, resulting in significantly more collections in the first three months of 2009.

Significant changes since year end to balance sheet items related to operating activities are as follows:

Decreases in the consolidated balance sheet line items for accounts receivable were a result of collections since the year end. The decrease in inventories was due to more sales of interactive classroom products than inventory purchases since the year end. Accounts payable increased primarily due to increased purchases to support increased sales of hardware. Deferred revenue decreased due to reduced billings for support agreements being deferred at the end of the first quarter than at year end. The majority of our support billings are billed in connection with states whose fiscal years end primarily in June or October of each year, and generally collected in the first and third quarters.

Cash from Investing Activities

Cash used for investing activities totaled $0.5 million in the first three months of 2010 compared to $0.4 million in the first three months of 2009. The increase of $0.1 million was due to increased capitalization of software costs because of the CSI@K12 development. This increase was partially offset by a decrease in purchases of property and equipment in the first three months of 2010. On the balance sheet, since year end 2009, capitalized software costs has increased due to the CSI@K12 development while property and equipment and other intangible assets all declined from reduced investment in property and equipment and no increase in other intangible assets with no new acquisitions being offset by ongoing depreciation and amortization. Goodwill also remained flat with no acquisition activity.

Cash from Financing Activities

Cash used for financing activities totaled $0.1 million in the first three months of 2010 compared to cash used for financing activities of $4.2 million in the first three months of 2009. The decrease in cash used of $4.0 million was due to significant repayment on the line of credit in the first quarter of 2009, due to a significant balance on the line at the end of 2008, following prior significant cash uses, including the acquisitions in 2007 and 2008. In contrast, there were no repayments on the line of credit balance in the first quarter of 2010 as there was a $0 balance on the line at the end of the prior year, following significant collections, no acquisitions, and significant payments made on the line throughout 2009.

Non-GAAP Financial Measures: EBITDA and Adjusted EBITDA

Three Months Ended March 31, 2010 and 2009

EBITDA increased 227% or $0.7 million to $0.4 million for the three months ended March 31, 2010 compared to EBITDA of $(0.3) million reported for the same period in 2009. The increase in EBITDA was primarily due to the increase in net income over the prior year after adding back the related tax effects on the increases in net income. Adjusted (financing) EBITDA for the quarter ended March 31, 2010 increased by 234%, or $0.7 million, to $0.4 million compared to $(0.3) million for the prior year for the same reason as the change in EBITDA and the change in stock-based compensation related to the engagement of a new investor relations firm.

Explanation and Reconciliation of EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure used by management, lenders and certain investors as a supplemental measure in the evaluation of some aspects of a corporation’s financial position and core operating performance. Investors sometimes use EBITDA as it allows for some level of comparability of profitability trends between those businesses differing as to capital structure and capital intensity by removing the impacts of depreciation and amortization. EBITDA also does not include changes in major working capital items such as receivables, inventory and payables, which can also indicate a significant need for, or source of, cash. Since decisions regarding capital investment and financing and changes in working capital components can have a significant impact on cash flow, EBITDA is not a good indicator of a business’s cash flows. We use EBITDA for evaluating the relative underlying performance of the Company’s core operations and for planning purposes, including a review of this indicator and discussion of potential targets in the preparation of annual operating budgets. We calculate EBITDA by adjusting net income or loss to exclude net interest expense, income tax expense or benefit, depreciation and amortization, thus the term “Earnings Before Interest, Taxes, Depreciation and Amortization” and the acronym “EBITDA.”

EBITDA is presented as additional information because management believes it to be a useful supplemental analytic measure of financial performance of our core business, and as it is frequently requested by sophisticated investors. However, management recognizes it is no substitute for GAAP measures and should not be relied upon as an indicator of financial performance separate from GAAP measures (as discussed further below).

“Adjusted EBITDA or “Financing EBITDA” is a non-GAAP financial measure used in our calculation and determination of compliance with debt covenants related to our bank credit facilities. Adjusted EBITDA is also used as a representation as to how EBITDA might be adjusted by potential lenders for financing decisions and our ability to service debt. However, such decisions would not exclude those other items impacting cash flow which are excluded from EBITDA, as noted above. Adjusted EBITDA is defined as net income or loss adjusted for net interest expense, income tax expense or benefit, depreciation, amortization, and also certain additional items allowed to be excluded from our debt covenant calculation including other non-cash items such as operating non-cash compensation expense (such as stock-based compensation), and the Company’s initial reorganization or restructuring related costs, unrealized gain or loss on financial instrument (non-cash related) and gain or loss on the disposal of fixed assets. While we evaluate the Company’s performance against debt covenants on this basis, investors should not presume the excluded items to be one-time costs. If the Company were to enter into additional capital transactions, for example, in connection with a significant acquisition or merger, similar costs could reoccur. In addition, the ongoing impact of those costs would be considered in, and potential financings based on, projections of future operating performance which would include the impact of financing such costs.

We believe the presentation of Adjusted EBITDA is important as an indicator of our ability to obtain additional financing for the business, not only for working capital purposes, but particularly as acquisitions are anticipated as a part of our growth strategy. Accordingly, a significant part of our success may rely on our ability to finance acquisitions.

When evaluating EBITDA and Adjusted EBITDA, investors should consider, among other things, increasing and decreasing trends in both measures and how they compare to levels of debt and interest expense, ongoing investing activities, other financing activities and changes in working capital needs. Moreover, these measures should not be construed as alternatives to net income (as an indicator of operating performance) or cash flows (as a measure of liquidity) as determined in accordance with GAAP.

While some investors use EBITDA to compare between companies with different investment and capital structures, all companies do not calculate EBITDA or Adjusted EBITDA in the same manner. Accordingly, the EBITDA and Adjusted EBITDA measures presented below may not be comparable to similarly titled measures of other companies.

A reconciliation of Net Income reported under GAAP to EBITDA and Adjusted (Financing) EBITDA is provided below:

	Three Months Ended
	March 31, 2010	March 31, 2009
Reconciliation of net income (loss) per GAAP to EBITDA and Adjusted (Financing) EBITDA:
Net income (loss) per GAAP	$(169)	$(650)
Adjustments:
Income tax (benefit) expense	(53)	(353)
Interest expense, net	72	113
Depreciation and amortization of property and equipment and intangible assets (excluding Software development)	206	220
Amortization of software development costs	339	358

EBITDA	$395	$(312)

Adjustments to EBITDA to exclude those items excluded in loan covenant calculations:
Stock based compensation (non-cash portion)	21	2

Adjusted (Financing) EBITDA	$416	$(310)

Credit Arrangements

Credit Facilities

Prior to our going public through the reverse merger, we funded operations through cash flow from operations. In our 2005 reverse merger, which took the CSI operations public, substantially all of our cash was distributed to the founders in exchange for ownership. Due to continued acquisition activity and the recapitalization of the Company in connection with going public through a reverse merger, the Company frequently has no excess cash and relies on its $7.0 million line of credit facility with its bank to fund its working capital and other funding needs. Accordingly, we now use primarily our working capital facility and term loans to fund our operations. See the notes to our unaudited consolidated financial statements included in this report for more details.

Our current credit facilities consist of:

•

$7.0 million revolving line of credit, of which no amount ($0) was drawn and $5.0 million was available at March 31, 2010, which bears interest at LIBOR plus 2.5% (subject to a 3% floor) and matures August 31, 2011;

•

$1.0 million equipment note, of which approximately $0.4 million was outstanding at March 31, 2010, which bears interest at LIBOR plus 2.5%, and has a three year amortization maturing in November 2010;

•

$2.3 million in subordinated notes to Barron Partners LP (“Barron”) and the five founding shareholders, of which $1.8 million remained outstanding at March 31, 2010, which bear interest at 15% and matured August 30, 2009. In order to conserve capital and borrowing capacity, we refrained from repaying the $1.8 million in subordinated notes upon their extended maturity in August 2009. Barron subsequently demanded payment. The note holders have cooperated from time-to-time with our deferral of repayment, by extending the notes, along with periodic principal payment activity. At other times, we have remained in default (as we are currently) until such time we have been able to negotiate extensions. The notes are subordinated to our bank lender with whom we have our line of credit, who has waived any cross-default relative to the non-payment of the subordinated notes. Since our non-payment of the notes at the original May 2006 maturity, we have at all times since paid the default interest rate of 15%. It is our intention to negotiate with the note holders to extend, restructure or refund the notes. Such actions will require the cooperation and probably the consent of our bank lender. The subordinated notes are discussed further below under “—Factors Affecting Capital Needs and Resources —Subordinated Promissory Notes.”)

Factors Affecting Capital Needs and Resources

Set forth below are factors which management believes could have a significant impact on our future cash and capital needs and resources.

Ongoing capital resources depend on a variety of factors, including:

•	our operating cash flow;

•	$5.0 million available to our operations at March 31, 2010, under our $7.0 million line of credit;

•	the anticipated level of capital expenditures for 2010 of $1.3 million ($0.1 million expended through March 31, 2010);

•	capitalized software development costs of approximately $1.5 million;

•	estimated purchase commitments with suppliers;

•	our scheduled debt service on senior term borrowings;

•	restructuring or repayment of our subordinated notes;

•	expiration of our warrants issued to Barron; and

•	potential future acquisitions.

The above items are described in more detail below.

Expected Cash Flow from Operations

Our operating cash flow is a significant source for us to meet our future capital needs. Our ability to generate sufficient operating cash flow is dependent upon, among other things:

•	the amount of revenue we are able to generate and collect from our customers;

•	the amount of costs and operating expenses required to sell and provide our solutions and services and to administer our business;

•	the cost of acquiring and retaining customers; and

•	our ability to continue to grow our customer base.

Our cash flow from operations has been reasonably strong over the past several years and through the current quarter, as we have increased our business, including recurring revenues and collected cash generally applied to our revolver, and have had sufficient availability under our line of credit to support our working capital needs and fund acquisitions. Two of the three acquisitions have generated cash sufficient to service the borrowings made to purchase them, and the third was purchased primarily with shares of our stock. Our greatest risk to cash flows at this time is the potential continuing impact of the current economic downturn, potentially mitigated by the potential for Stimulus funding to our customer base and greater opportunities from an expanded geographic reach following our acquisitions. Absent a significant cash inflow, and in light of our growth and acquisition strategy, for the foreseeable future we will rely on a line of credit and borrowing facilities.

Bank Credit Facilities

In light of our growth and acquisition strategy, we believe for the foreseeable future we will rely on our bank credit facilities.

While we have drawn on our line significantly and paid it down from time to time, we cannot guarantee that cash flow from operations will be sufficient to repay our line of credit facility at the time it is due and adequately fund our growing working capital needs. In the alternative, we would attempt to refinance the credit facility with another lender. Our bank line of credit currently is due to expire in August 2011. Although management currently believes that our existing lender will agree to a future renewal of the facility, there can be no assurance that our bank will in fact do so or that replacement financing could be procured by us on favorable terms or at all. We cannot guarantee that operations will generate sufficient results to meet leverage ratios to support necessary borrowings or procure new financing. Further, while our bank has closely monitored and approved of actions we have taken related to our subordinated notes, we cannot guarantee that a failure to resolve our default under or otherwise repay or restructure the subordinated notes, or to maintain the cooperation of the holders of such notes, would not at a future time negatively impact our ability to renew our existing bank credit facility or procure a replacement. Without such a credit facility, we believe that our ability to fund our business operations, including providing sufficient working capital to fund sales growth, could be adversely affected.

Capital Expenditures and Software Development Costs

We currently anticipate that our capital needs for 2010 will principally consist of $1.5 million for software development and $1.3 million for capital expenditures. For the three months ended March 31, 2010 we have capitalized approximately $0.4 million of software development costs and $0.1 million in capital expenditures. We plan to fund 2010 needs for these items through cash flow from operations and draws under our bank line of credit.

Purchase Commitments

The majority of our purchase commitments are based on firm purchase orders. However, from time to time we commit to purchase product in advance of customer commitments and as inventory to obtain volume pricing discounts or operational efficiencies. In prior years we have had purchase order commitments to Promethean, one of our major suppliers, for interactive whiteboard inventory purchases in excess of $12.0 million. We may receive and agree to, but have not yet committed to any amounts for 2010. We have no other significant purchase commitments based on estimates of customer demand that significantly exceed customer commitments. If actual customer demand were to differ significantly either in timing or volume from the purchase commitments, this could strain our available working capital resources. While management anticipates its purchase commitments will not differ significantly from its estimates of customer demand, there can be no assurance that this will in fact be the case.

Subordinated Promissory Notes

At March 31, 2010, subordinated promissory notes payable to shareholders totaled approximately $1.8 million. Although we possessed adequate availability on the initial due date of May 9, 2006 to repay the subordinated notes, management believed that cash flow from operations and remaining availability under the bank revolving credit facility following such a drawdown would not be sufficient to fund ongoing working capital needs. We also anticipated that such a refunding of the subordinated notes with bank debt would have caused us to fail to comply with equity related covenants with the bank, given that the subordinated notes are treated as equity for such ratios. Accordingly, after consultation with the bank and the holders of the subordinated notes, we determined it was not in the best interest of all stakeholders to pay the notes at maturity, and the subordinated notes remained due and payable. We pay a default interest rate of 15%, both on the principal balance and any interest not paid quarterly. From time to time we have also deferred the payment of interest to preserve working capital. Specifically, we took this action in the first and second quarters of 2007 as a precautionary measure considering the cash requirement needed for the acquisition of the McAleer operations. Subsequently we paid this and other interest due and no interest was in arrears as of March 31, 2010 or as of the date of this report.

On April 23, 2008, we and each of the holders of the subordinated notes entered into a letter agreement which extended the maturity date of such notes until March 31, 2009. Each note holder also waived existing and past payment defaults and the notes continued to bear interest at the default rate of 15%. In exchange for the extension and waiver, we made principal payments on the subordinated notes totaling $300, paid pro-rata among the note holders.

Again on May 13, 2009, similar to the action taken at April 23, 2008, we and each of the holders of the subordinated notes entered into an agreement to extend the notes until August 30, 2009. In exchange for the extensions, we made a principal payment on the subordinated notes totaling $200, paid pro-rata among the note holders. Under this agreement, the Company sought to enter into a new and separate term loan facility with its bank lender to fund the payout of Barron, and to negotiate to restructure the notes payable to the remaining holders.

Once again, prior to the new maturity at August 30, 2009, the Company attempted to negotiate with Barron for an additional extension of its subordinated debt accompanied by a partial payment. However, we were unable to reach an agreement for an extension and on September 4, 2009 received an invoice from Barron demanding full payment of the Barron subordinated note, including interest accrued through August 31, 2009. The invoice was accompanied by correspondence indicating that if payment were not received within ten days, actions (not specified) would be taken by Barron. Thereafter, discussions have occurred between the Company and Barron, although no agreement as to payment or extension has been reached. The remaining subordinated notes are separately and independently held by other note holders, and have not been accelerated. These other five note holders are founders of the Company and four remain in senior management positions. These note holders have cooperated with the Company with regard to past events of default, partial payments and extensions, and management expects continued cooperation and does not anticipate any acceleration by these other note holders.

Subordinated debt is included as equity for purposes of debt covenant calculations under our senior banking facilities. Due to the bank’s position with regard to our subordinated debt and its desire to continue to monitor our financial condition without significant changes to our debt structure in light of current economic conditions, the bank supports our efforts to delay repayment of the subordinated debt.

Management will continue to consider other options to repay this debt. Such options may include refinancing the subordinated debt with another lender, issuing equity, or a restructuring arrangement with Barron. Such options, in the case of debt or restructuring, will likely be subject to approval by the bank. The issuing of equity may be subject to the terms and conditions of our preferred stock issued to Barron.

We have received a waiver from the bank with regard to any potential breach or default under the loan documents governing our bank debt as a result of our default under, and the acceleration of, our subordinated debt. Since the bank is in support of our actions with regard to our subordinated debt, we have paid the interest due at the 15% default rate, and the subordinated notes (including Barron’s note) are subordinated to our senior bank debt, we believe the ability of Barron and the other note holders to have direct recourse against us is limited. However, we cannot predict what actions Barron might take or what a final resolution would be, nor can we can give any assurances as to what impact adverse collection actions by Barron might otherwise have on our financial condition, or how such actions may be viewed by our other creditors. Nonetheless, based on experience during past events of non-payment on the subordinated notes, the support of the Bank and our other creditors under similar conditions, and the other factors noted above, we expect that the dispute concerning non-payment of the Subordinated Notes will not have a significant negative impact on our business or its operations.

Expiration of Barron Warrants

On February 10, 2010, warrants issued to Barron expired. The warrants were issued in February 2005 as a part of the preferred stock investment by Barron in the Company. At the time, it was anticipated that the exercise of the warrants by Barron would generate a significant amount of capital for the Company. Given the stock price of our common stock following issuance of the warrants, few of the warrants were exercised. On December 29, 2006, we entered into an agreement with Barron to divide, amend and restate the warrants, including a reduction in the exercise price. Subsequent to the price reduction and prior to the expiration of the warrants, Barron effectuated exercises in the latter part of 2007 with proceeds to the Company totaling $738. The remaining warrants — ranging in price from $.70 per share to $2.0958 per share — would have generated proceeds of approximately $8.7 million.

Accordingly, the expiration of the warrants took away a potential source of additional capital for the Company. Other financing options are discussed in “-Adequacy of Liquidity and Capital Resources” below.

Potential Acquisitions

We are examining the potential acquisition of companies and businesses within our industry. We are unable to predict the nature, size or timing of any such acquisition, and accordingly are unable to estimate the capital resources which may be required. Any acquisition would be subject to our utilizing capital sources in addition to those described above. These alternative sources could include the issuance of our common stock or other securities in an acquisition, seller financing, and bank and other third party financing, among other things. We can give no assurance that, should the opportunity for a suitable acquisition arise, we will be able to procure the financial resources necessary to fund any such acquisition or that we will otherwise be able to conclude and successfully integrate any acquisition.

We acquired McAleer on January 2, 2007. The acquisition of this leading provider of fund accounting based financial management software in Alabama fits within our acquisition strategy. Also, on March 31, 2008, we consummated the acquisition, effective April 1, 2008, of substantially all of the assets and business operations of ICS, and the acquisition of Version3 on August 14, 2008. We believe that the acquisition of ICS and Version3 will, likewise, provide a number of strategic benefits. A large portion of the cash consideration for the McAleer and ICS acquisitions was funded by draws under our bank revolving credit facility, thereby reducing our availability under the facility to support working capital needs. Also, the acquisition of McAleer and ICS, like most acquisitions of operating businesses, has increased working capital needs of the Company from time to time, primarily due to differences in the timing of collections, typically once a year, and ongoing labor costs for product implementations and the provision of support services. While our line of credit may be sufficient, its adequacy may be strained by our increased working capital and other needs as a result of acquisition activity. We continue to pursue other opportunities for increasing funds available to us in light of the potentially greater capital needs of a larger organization. A number of options, are under consideration, and could provide longer-term financing to match the longer-term nature of an acquisition related investment.

Adequacy of Liquidity and Capital Resources

Based on management’s assessment giving consideration to the above items, including the availability under our line of credit facility, and presuming no impact from the current economic downturn so significant as to cause the Company to not meet its debt covenants, management anticipates that our cash flow from operations and our existing bank credit facilities will be adequate to fund our short term liquidity and capital needs for operations over the next twelve months. Accordingly, (i) further increased working capital requirements as a result of anticipated sales growth significantly beyond our expectations, (ii) cash flows lower than anticipated without a corresponding decline in working capital requirements and (iii) either of the above in combination with the addition of funding needs and working capital requirements associated with any acquisition, could put pressure on the adequacy of our bank revolving and other credit facilities.

We continuously consider and pursue other financing options which could include mezzanine financing or other capitalization alternatives. These options are under consideration, and could provide longer-term financing to match our long-term capital needs. Such needs would include acquisition activities and increased working capital. Depending on cash flow from current operations, should we find longer-term funding unnecessary, we may not take advantage of such additional funding options, thereby paying down debt and minimizing any potential for dilution from any additional raise of capital.

Any of the aforementioned events or circumstances could involve significant additional funding needs in excess of the identified current available sources, and could require us to raise additional capital to meet these needs. However, our ability to seek additional capital, if necessary, is subject to a variety of additional factors that we cannot presently predict with certainty, including:

•	the commercial success of our operations;

•	the volatility and demand of the capital markets; and

•	the future market prices of our securities.

There is no guarantee CSI could obtain access to additional funding or at reasonable rates. The failure of CSI to meet covenant requirements, or obtain other funding at reasonable rates could have a negative impact on our business.

Item 3.	Quantitative and Qualitative Disclosures about Market Risk.

Not applicable.

Item 4T.	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission, including, without limitation, those controls and procedures designed to ensure that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosures.

Our management, under the direction of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such terms are defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of March 31, 2010. Based upon this evaluation our management, including our chief executive officer and chief financial officer, has concluded that our disclosure controls were effective for the reporting period ended March 31, 2010.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with policies may deteriorate.

There were no changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1.	Legal Proceedings.

The Company is involved in various claims and legal actions arising in the normal course of business. Management believes that these proceedings will not result in a material loss to the Company.

Item 1A.	Risk Factors.

Information regarding risk factors appears in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Forward-looking and Cautionary Statements,” in Part I-Item 2 of this Form 10-Q. More detailed information concerning our risk factors may be found in Part I-Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”).

There have been no material changes in the risk factors previously disclosed in Part I-Item 1A of our Form 10-K.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.

On May 13, 2009, the Company entered into an agreement (the “Consulting Agreement”) with an investor relations firm, DC Consulting. Pursuant to the Consulting Agreement, and as part of the compensation paid to DC Consulting, the Company issued 30,000 shares of the Company’s unregistered common stock to DC Consulting on September 30, 2009 and issued 30,000 shares on February 5, 2010. The issuance of these shares was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

Item 3.	Defaults Upon Senior Securities.

Previously disclosed in the Company’s Form 8-K filed with the Commission on September 4, 2009. See also the discussion under “Subordinated Promissory Notes” in Item 2, Section G “Liquidity and Capital Resources” above, which is incorporated herein by reference.

Item 5.	Other Information.

Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant

Our revolving credit arrangement with RBC Bank (USA) is a facility under which we may borrow, repay and then re-borrow. Advances and repayments occur daily under the credit facility, reflecting cash receipts and the Company’s working capital needs. Set forth below is the outstanding balance as of specific dates through May 13, 2010. The balances presented reflect aggregate advances and pay downs which the Company deems material, or significant. Such information through March 26, 2010, was previously disclosed in our Form 10-K filed with the Securities and Exchange Commission on March 31, 2010.

Date	Loan Balance
April 2, 2010	$—
April 9, 2010	—
April 16, 2010	—
April 23, 2010	—
April 26, 2010	249
April 30, 2010	—
May 3, 2010	—
May 10, 2010	—
May 11, 2010	343
May 13, 2010	493

Item 6.	Exhibits.

Exhibit Number	Description

*31.1	Rule 13a-14(a) Certification of Chief Executive Officer.

*31.2	Rule 13a-14(a) Certification of Chief Financial Officer.

*32	Statement of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUTER SOFTWARE INNOVATIONS, INC.

Date: May 14, 2010	By:	/S/ NANCY K. HEDRICK
Nancy K. Hedrick
President and Chief Executive Officer

Date: May 14, 2010	By:	/S/ DAVID B. DECHANT
David B Dechant
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

*31.1	Rule 13a-14(a) Certification of Chief Executive Officer.

*31.2	Rule 13a-14(a) Certification of Chief Financial Officer.

*32	Statement of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

*	Filed herewith.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) May 12, 2010

COMPUTER SOFTWARE INNOVATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

000-51758	98-0216911
(Commission File Number)	(IRS Employer Identification No.)

900 East Main Street, Suite T, Easley, South Carolina	29640
(Address of principal executive offices)	(Zip Code)

(864) 855-3900

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

On May 12, 2010, Computer Software Innovations, Inc. (the “Company”) held its Annual Meeting of Stockholders. The common stockholders voted for the election of five (5) directors to serve for terms of one (1) year each, expiring on the date of the 2011 Annual Meeting of Stockholders or until their successors have been duly elected and qualified. The results of the voting in these elections are set forth below.

Nominee	Votes For	Votes Withheld	Broker Non-Votes
Anthony H. Sobel	4,832,747	745,189	581,167
Shaya Phillips	4,832,747	745,189	581,167
Jeffrey A. Bryson	4,832,747	745,189	581,167
Nancy K. Hedrick	4,679,710	898,226	581,167
Thomas P. Clinton	4,679,710	898,226	581,167

The five directors elected above constituted the entire Board prior to the election. Therefore, there were no additional directors whose terms continued after the meeting.

The common stockholders also voted to ratify the appointment of Elliott Davis, LLC as the independent registered public accounting firm for the company for the fiscal year ending December 31, 2010. The result of the voting of this proposal is set forth below.

	Votes For	Votes Against	Votes Abstained	Broker Non-Votes
Ratification of Elliott Davis, LLC as Independent Registered Accountants	5,413,372	629,866	115,865	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER SOFTWARE INNOVATIONS, INC.

By:	/s/ David B. Dechant
David B. Dechant
Chief Financial Officer

Dated: May 18, 2010